COMPASS
GROUP

By Air Mail

8 January 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I PRESS RELEASES

(i) Compass Group PLC Travelodge & Little Chef disposal (June 28, 2002).

(ii) Compass Group PLC confirms that its Japanese subsidiary, Seiyo Food Systems, Inc. has sold a portion of its shareholding in Yoshinoya D&C Co. Ltd. (July 4, 2002).

(iii) Compass Group PLC announces that it will host a facilities visit in central London for support service analysts following Compass Group's change to that sector earlier in 2002 (August 19, 2002).

(iv) Appointment of Clive Grundy as an executive director to the Board of Compass Group PLC (September 25, 2002).

(v) Oxford Brookes University awards Francis Mackay, Chairman of Compass Group PLC an Honorary Doctorate (September 26, 2002).

(vi) Compass Group Trading Update: continued strong performance expected (September 27, 2002).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

great people
great service
great results

(vii) Compass Group PLC – preliminary results for the year ended September 30, 2002 new business wins continue to drive growth (December 3, 2002).

(viii) Compass Group PLC announces the sale of Travelodge & Little Chef to Permira Funds (December 18, 2002).

(ix) Compass Group PLC announces completion of the Onama Acquisition (December 30, 2002).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Notificaton that a document relating to the issue by compass Group PLC of Euro 600 million 6% notes 2009 as part of the £2,000,000,000 Euro Medium Term Note Programme is available for inspection at the UKLA's document viewing facility (May 29, 2002).

(ii) Notification of dealings in Compass Group PLC shares by Peter Blackburn a non-executive director of Compass Group PLC (May 31, 2002).

(iii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 11,826 ordinary shares in the Company to participants in the Company's commitment share plan (June 10, 2002).

(iv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 4,532 ordinary shares in the Company to participants in the Company's commitment share plan (June 18, 2002).

(v) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 34,522 ordinary shares in the Company to participants in the Company's commitment share plan (June 24, 2002).

(vi) Notification that Compass Group PLC will announce its preliminary results for the year ending 30 September 2002 on 3 December 2002. (June 26, 2002).

(vii) Schedule 10 - Notification that following acquisitions, The Capital Group Companies, Inc holds a 3.03% interest in the issued share capital of Compass Group PLC (June 26, 2002).

(viii) Notification from Compass Group PLC that following a strategic review it has been decided to dispose of Travelodge and Little Chef through separate auction processes to be handled by SSSB (June 28, 2002).

(ix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of an aggregate of 6,667 ordinary shares in the Company to participants in the Company's commitment share plan (July 2, 2002).

(x) Notification that Compass Group PLC's Japanese subsidiary, Seiyo Food Systems, Inc. has sold a portion of its shareholding in Yoshinoya D&C Co. Ltd. (July 4, 2002).

(xi) Notification from the Department of Trade & Industry that Competition Minister, Melanie Johnson announces clearance of Compass/Rail Gourmet rail catering merger (July 5, 2002).

(xii) Notification of transactions undertaken by each of Francis Mackay and Michael Bailey resulting in an increase in their respective beneficial holdings in the ordinary shares of Compass Group PLC (July 5, 2002).

(xiii) Notification of a grant under the terms of the Compass Group PLC Saving-Related share Option Scheme to Michael Bailey (Group Chief Executive) of options over 4,925 ordinary shares in Compass Group PLC (July 8, 2002).

(xiv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 45,320 ordinary shares in the Company to participants in the Company's commitment share plan (July 9, 2002).

(xv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 127,007 ordinary shares in the Company to participants in the Company's commitment share plan (July 17, 2002).

(xvi) Notification of an invitation to comment from the Director General of the Office of Fair Trading in relation to the acquisition by Compass Group PLC, through Moto Hospitality Limited, of the Bridgewater Motorway Services Area business of First Motorway Services Limited (July 19, 2002).

(xvii) Schedule 10 - Notification that following acquisitions, The Capital Group Companies, Inc holds a 4.02% interest in the issued share capital of Compass Group PLC (July 19, 2002).

(xviii) Schedule 10 - Notification that following acquisitions, Artesian Partners Limited Partnership holds a 3.01% interest in the issued share capital of Compass Group PLC (August 5, 2002).

(xix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 87,621 ordinary shares in the Company to participants in the Company's commitment share plan (August 8, 2002).

(xx) Schedule 11 - Notification of the purchase by Valerie Gooding (non-executive director of compass Group PLC) of 2,382 ordinary shares in the issued share capital of Compass Group PLC (August 15, 2002).

(xxi) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 28,463 ordinary shares in the Company to participants in the Company's commitment share plan (August 15, 2002).

(xxii) Notification from Compass Group PLC that it will host a facilities visit in central London for support service analysts following Compass Group's change to that sector earlier in 2002 (August 19, 2002).

(xxiii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 13,184 ordinary shares in the Company to participants in the Company's commitment share plan and 2,722 ordinary shares in the Company to participants in the Company's sharesave scheme (August 22, 2002).

(xxiv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 9,834 ordinary shares in the Company to participants in the Company's commitment share plan (September 4, 2002).

(xxv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 34,141 ordinary shares in the Company to participants in the Company's commitment share plan (September 10, 2002).

(xxvi) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 31,946 ordinary shares in the Company to participants in the Company's commitment share plan (September 16, 2002).

(xxvii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee

Trust No.2 of 58,686 ordinary shares in the Company to participants in the Company's commitment share plan (September 23, 2002).

(xxviii)Notification from Compass Group PLC relating to the appointment of Clive Grundy as an executive director of the Company (September 25, 2002).

(xxix) Compass Group PLC Trading update (September 27, 2002).

(xxx) Notification from Compass Group PLC of grants to certain executive directors of share options under the terms of the Company's executive share option plan (September 30, 2002).

(xxxi) Notification from the Director General of the Office of Fair Trading confirming its decision to not refer to the Competition Commission the acquisition by Compass Group PLC, through Moto Hospitality Limited, of the Bridgewater Motorway Services Area business of First Motorway Services Limited (September 30, 2002).

(xxxii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 33,347 ordinary shares in the Company to participants in the Company's commitment share plan (September 30, 2002).

(xxxiii)Declaration from Compass Group PLC relating to the appointment of Clive Grundy as an executive director of the Company (October 3, 2002).

(xxxiv)Schedule 10 - Notification that following disposals, The Capital Group Companies, Inc holds a 3.99% interest in the issued share capital of Compass Group PLC (November 21, 2002).

(xxxv) Notification from Compass Group PLC relating to the preliminary results for the year ended September 30, 2002 (December 3, 2002).

(xxxvi)Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 118,661 ordinary shares in the Company to participants in the Company's commitment share plan and 817 ordinary shares in the Company to participants in the Company's sharesave scheme (August 22, 2002).

(xxxvii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 48,707 ordinary shares in the Company

to participants in the Company's commitment share plan (December 5, 2002).

(xxxviii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 40,211 ordinary shares in the Company to participants in the Company's commitment share plan (December 9, 2002).

(xxxix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 80,862 ordinary shares in the Company to participants in the Company's commitment share plan (December 16, 2002).

(xl) Notification from Compass Group PLC relating to the sale of Travelodge and Little Chef to Permira Funds (December 18, 2002).

(xli) Notification from Schroder Venture International Investment Trust plc ("SVIIT") of its investment in Travelodge and Little Chef (December 18, 2002).

(xlii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 39,833 ordinary shares in the Company to participants in the Company's commitment share plan (December 20, 2002).

(xliii) Schedule 10 - Notification that following acquisitions, FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries holds a 3.03% interest in the issued share capital of Compass Group PLC (December 23, 2002).

(xliv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 13,436 ordinary shares in the Company to participants in the Company's commitment share plan (December 24, 2002).

(xlv) Confirmation that Compass Group PLC has completed the acquisition of a 60% stake in Onama S.p.A.

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Compass Group PLC – Audited Annual Report & Accounts for the financial year ended 30 September 2002 (January 2, 2003).

great people
great service
great results

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

(i) Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2002).

(ii) Companies Form No. 288a Appointment of Clive Grundy as a director of Compass Group PLC (October 1, 2002).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

PRESS RELEASES

(i) Compass Group PLC Travelodge & Little Chef disposal (June 28, 2002).

(ii) Compass Group PLC confirms that its Japanese subsidiary, Seiyo Food Systems, Inc. has sold a portion of its shareholding in Yoshinoya D&C Co. Ltd. (July 4, 2002).

(iii) Compass Group PLC announces that it will host a facilities visit in central London for support service analysts following Compass Group's change to that sector earlier in 2002 (August 19, 2002).

(iv) Appointment of Clive Grundy as an executive director to the Board of Compass Group PLC (September 25, 2002).

(v) Oxford Brookes University awards Francis Mackay, Chairman of Compass Group PLC an Honorary Doctorate (September 26, 2002).

(vi) Compass Group Trading Update: continued strong performance expected (September 27, 2002).

(vii) Compass Group PLC – preliminary results for the year ended September 30, 2002 new business wins continue to drive growth (December 3, 2002).

(viii) Compass Group PLC announces the sale of Travelodge & Little Chef to Permira Funds (December 18, 2002).

(ix) Compass Group PLC announces completion of the Onama Acquisition (December 30, 2002).

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COMPASS GROUP

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28 June 2002

COMPASS GROUP PLC: TRAVELODGE & LITTLE CHEF

Following a strategic review of Travelodge and Little Chef Compass Group PLC has decided to pursue their disposal through separate auction processes, to be handled by SSSB.

Travelodge is the UK's second-largest budget hotel company with around 12,000 rooms located in key roadside and urban locations in the UK. Little Chef is the UK's leading roadside restaurant business with 397 outlets across the country.

Michael J. Bailey, Chief Executive, Compass Group, commented, "Travelodge is a strong brand in the highly attractive market for budget accommodation. Little Chef has an unparalleled network of sites across the UK. Both businesses have committed and highly motivated management teams, and proven growth strategies in place.

"Nonetheless, given Compass Group's strategic focus on contract foodservice, vending and on selected foodservice concessions, we have taken the view that neither business is core to Compass Group's strategy going forward, and that it is appropriate to pursue these disposals."

Ends

Enquiries:
Tim Grey / Simon Sporborg, Brunswick 020 7404 5959

Notes
1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com.

2. Travelodge, is the second largest operator in the budget hotel sector, providing around 12,000 rooms in 220 hotels located on Britain's trunk road and motorway network and major city centres.

3. Little Chef is the largest roadside restaurant chain in Britain with 397 outlets on the trunk road and motorway network. Every year, more than 30 million people eat at Little Chef restaurants. Over the past twelve months, Compass Group has successfully piloted a brand development programme for Little Chef.

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COMPASS GROUP

Latest News

04 July 2002

COMPASS GROUP: SEIYO FOOD SYSTEMS

Compass Group confirms that its Japanese subsidiary Seiyo Food Systems has sold a portion of its shareholding in Yoshinoya as part of Yoshinoya's buy-back of shares - representing total proceeds to Seiyo of ¥6.4 billion (approximately £35 million). The company confirms its shareholding in Yoshinoya has now reduced to 133,540 shares, representing 20.2% of the equity of Yoshinoya. Compass Group also confirms that it is exploring with Yoshinoya entering into a franchise arrangement for the use of the Yoshinoya 'beef bowl' concept in USA in Compass Group's trade channels in B&I, education, and healthcare area. The company would also work with Yoshinoya in a number of other areas, including purchasing and acting as a consultant to Yoshinoya in its own network development in North America. Michael J Bailey, Chief Executive, Compass Group noted, "Yoshinoya is a great brand and we are delighted to have agreed a preliminary framework for an on-going relationship in our key markets in both Japan and USA. The close collaboration between our two companies and our commitment to work together in the future in areas of mutual benefit, such as purchasing, will build on the excellent relationship built in Japan by Yoshinoya and Seiyo Foods."

Ends

For further information contact:

Tim Grey/ Pamela Small, Brunswick 020 7404 5959

Notes

1. Compass Group
Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com.

2. Seiyo Food Systems
Founded in 1947, Seiyo is based in Tokyo and manages 360 contract outlets for clients and operates 273 concession outlets throughout

Japan. On 30 January 2002, Compass Group confirmed the successful conclusion of its cash tender offer for Seiyo. Compass Group now owns 80.0% of Seiyo's issued share capital and has the additional voting support of Seiyo's two largest shareholders, Saison Network Inc. and Seibu Department Stores, Ltd., together representing a further 13.5% of the equity of Seiyo.

3. Yoshinoya
Yoshinoya D&C Co. Ltd. is a leading Japanese fast food chain with No.1 market share in the beef bowl business. It is operating the beef bowl business in six countries and regions, including the U.S. and Taiwan. The total number of group chain store is 1,848 as of February 2002. It is listed on the 1st section of Tokyo Stock Exchange with a market capitalisation of ¥142 billion (£792 million).

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COMPASS GROUP

Latest News

19 August 2002

Compass Group PLC
Facilities visit

Compass Group, the world's largest foodservice organisation, will today be hosting a facilities visit in central London for support services analysts, following its change of sector earlier this year.

The programme will start with an introduction by Michael J Bailey, Group Chief Executive, Andrew Lynch, Group Finance Director, and Don Davenport, Chief Executive Officer, UK and Ireland. They will talk about aspects of Compass Group's strategy, including:

- Generating business and servicing clients through Compass Group's unique 'portfolio' approach of offering clients a mix of contract catering, branded concessions and vending;
- Addressing the foodservice market, worth in excess of £246 billion, through segmentation enabling greater focus and expertise.

The day will be structured around presentations and visits to concessions, business and industry, events and hospitality, and healthcare foodservice.

Compass Group last gave a trading update at its interim results on 23 May 2002 and will not disclose any new financial information on today's visit. The Group will make its scheduled pre-close period announcement for the year ended 30 September 2002 by the end of September. Preliminary results will be announced on 3 December 2002.

- ends -

Enquiries:
Brunswick
Tim Grey
Charlotte Elston
Anna Jones
+44 (0)20 404 5959

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COMPASS GROUP

Latest News

25 September 2002

Appointment of Clive Grundy as an Executive Director to the Board of Compass Group PLC

Compass Group PLC announces today that Clive Grundy, Human Resources Director, will be appointed to the PLC Board as an Executive Director with effect from 1st October 2002.

Clive Grundy joined Compass Group in 1985 initially as human resources director for the UK Division and subsequently held senior positions in operations and other functions. He took on Group-wide responsibility for human resources as a member of the executive management team in 1996.

Francis Mackay, Chairman of Compass Group commented:

"I am delighted that Clive has been appointed to the Group's Main Board. Compass Group employs over 360,000 people in 96 countries and Clive has played a key role improving training and development, employee relations, health and safety, community and environmental issues. We have made huge progress in these areas over recent years and this Board appointment demonstrates that they are at the top of our agenda and are vital to the future success of Compass Group.

"The continued motivation and development of our people is the key to our future success and Clive's contribution to the strategic direction of the Group will be very important."

Ends

Enquiries

Tim Grey / Simon Sporborg
Brunswick 020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has

over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

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Latest News

26 September 2002

Oxford Brookes University awards Francis Mackay, Chairman of Compass Group, an Honorary Doctorate

Oxford Brookes University has awarded Francis Mackay, Executive Chairman of Compass Group, an honorary doctorate in recognition of the outstanding achievements that have made him one of the world's most significant and successful business leaders.

The award was presented this morning at the outset of the graduation ceremony for the University's School of Hotel and Restaurant Management.

The United Kingdom is the European leader in courses for catering and hospitality management, and the distance learning MBA (Hospitality) offered by Oxford Brookes is one of relatively few programmes of its kind. Several members of Compass Group's management team are registered on the programme, or have recently graduated, and the University looks forward to further developing its relationship with Compass Group throughout the world.

In addition Compass Group has provided materials to use as case studies for the students on a number of catering and hospitality courses and Compass Group managers have occasionally lectured to students on specialist subjects and their experience.

Francis Mackay, Executive Chairman of Compass Group, commented:

"Being awarded this Honorary Doctorate is a real honour. At Compass Group we are always striving to improve and develop our management's skills across the business and our work with Oxford Brookes is a critical part of our development programme. With over 360,000 people working in a service industry ensuring that our people have the training and development support is a key motivation in achieving the highest standards and a very important element of our continuing success."

Clive Robertson, Head of School, commented:

"The enthusiasm, commitment and sheer hard work Francis has invested in his businesses and his dedication to the development of the catering industry make him an ideal role model for our young graduates. Compass Group is one of the most respected British companies and has a massive global presence. We look forward to fostering our mutually beneficial relationship."

Ends

Enquiries

Tim Grey / Pamela Small
Brunswick 020 7404 5959

Notes to Editors

1. Photos: Photographs of the award ceremony are available from the Oxford Brookes press office. Contact Chris Johnston on telephone 01865 484452, e-mail cjohnston@brookes.ac.uk

2. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

3. Francis Mackay, Chairman of Compass Group PLC, has managed the Group throughout its expansion from a £250m sales, UK business in 1991 to its present position with in excess of £10 billion of sales globally. Compass Group has over 360,000 employees working in more than 90 countries. Francis joined the Group in 1986 as Finance Director. He was a key member of the team that led the buyout of Compass Group from its former parent company, Grand Metropolitan, in 1987 and through its successful floatation in 1988 - becoming Chief Executive in 1991. Following a restructure of the executive board he became Executive Chairman of the Group in June 1999. Francis has been responsible for the Group's international development - through organic growth and by acquisition - and has achieved the implementation of sector-specific operating companies and the use of foodservice brands.

Mr Mackay is also Non-Executive Chairman of Kingfisher PLC. He began his career in financial positions with such companies as Sterling Guarantee Trust and Global plc.

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27 September 2002

COMPASS GROUP TRADING UPDATE:
CONTINUED STRONG PERFORMANCE EXPECTED

Compass Group PLC will issue its Preliminary Results for the year ended 30 September 2002 on 3 December 2002. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:
"At our Preliminary Results in December 2001, we noted that the global economic environment had become more uncertain with general activity slowing in a number of countries. However, we stated that we remained confident that Compass Group would continue to perform well and to achieve organic turnover growth within our target 6-9% range, although growth would probably be towards the bottom of the range reflecting more difficult trading conditions. We also expected like for like margin growth for 2002.

"I am pleased to confirm that we are on track to achieve our goals as we expect organic turnover growth for the year to be at least 6% together with a like for like margin increase. We also expect to deliver significant improvement in free cash flow, generating some £300m in the current financial year. This strong performance is due to the continued commitment of our employees, the successful implementation of our unique business model, which is focused on delivering foodservice and vending through sector-specific subsidiaries and the use of our portfolio of foodservice brands.

"I am also delighted to announce today our agreement to acquire a majority stake in Onama S.p.A. for £80m which will give us a market leading position in Italy, Continental Europe's third largest foodservice market. This will be the most significant acquisition to be made by the Group in the 2003 financial year."

Organic Turnover Growth
Compass Group has continued to grow its like for like turnover in the second half of the year and expects full year organic turnover growth to be at least 6%.

Full year like for like turnover growth for the UK division is expected

to be 5%, in the Continental Europe and rest of the world division it is expected to be 7% and in the North America division it is also expected to be 7%.

Trading in the second half of the year has been more challenging in a number of countries due to a range of macro-economic factors including recession pressures, lower growth in airports and flat rail passenger numbers in the UK. Helping to offset these pressures has been a continuation of the Group's first half momentum in new business gains and a contract retention rate that remains above 95%.

Margin Growth

The Group's like for like margin for the full year is expected to have moved forward by between 20 and 30 basis points. Margin growth within the UK business has benefited from continuing merger synergies.

Profit Before Tax

Profit before tax for the full year remains in line with management expectations.

Free Cash Flow

Free cash flow (after net capital expenditure) for the full year is likely to be some £300m.

Like for Like Growth

Net growth in each of the divisions continues to be strong reinforcing the significant growth potential in contract foodservice, particularly in healthcare and education, as the trend to outsourcing and further consolidation of the industry continue. Today Compass Group announces that Orange PCS Limited, one of the UK's leading mobile phone networks, has awarded Eurest a renewed three-year contract with an annual turnover of £4.5m. Eurest will provide catering to over 10,000 Orange employees at 11 sites. In addition Orange has recently awarded its national vending contract to another Compass Group company, Vendepac, and awarded a new 3-year contract to Eurest Denmark for their Danish offices.

New contracts signed recently include:

o **North America:** The Group's US Healthcare business has gained 95 new contracts in the year. These include a 5-year agreement with The University of Texas Medical Branch Galveston with annual turnover of $3m and a 5-year agreement with The Fountains Retirement Communities, Inc. with over $14m annual turnover.

Bon Appétit has secured a 5-year, $2.5m management fee contract with Massachusetts Institute of Technology (MIT), one of the country's top universities. New education contract wins for Chartwells include a 10 year, $2m contract at Weber State University in Ogden,

Utah, and a 10-year contract at the University of North Florida in Jacksonville, valued at $6m a year.

Eurest has also signed a 5-year agreement with Herman Miller, Inc. in Michigan with annual revenues of $5m and, in partnership with Canteen Vending, a 10-year extension to its existing partnership with Bradley University in Illinois with annual revenues of $3.5m. Additionally, Canteen has won a three-year contract with AutoNation, the largest auto retailer in the US, to provide vending service at 215 locations throughout the country.

o **UK:** Medirest has been awarded a five-year contract by Basildon and Thurrock General at its two hospitals in Essex worth £2m in annual turnover.

Scolarest has been awarded a new three-year contract by Sandwell Borough Council worth £4m in annual turnover to prepare 16,000 meals a day for 120 schools in the borough. The company has also been awarded a new 5-year contract by Brighton & Hove City Council worth £2m in annual turnover.

o **Continental Europe & Rest of World:** numerous new contracts have been won throughout the division, most notably:

o **France:** Eurest has won three new contracts with Bouygues Offshore, Le Paris Opera Garnier and La Poste with a combined annual turnover of Euro 3m.

o **Spain:** The Group has made significant advances in the Spanish healthcare market winning 29 contracts with residential homes for the elderly during the year.

o **Scandinavia:** SSP Sweden has negotiated a two and a half-year extension of its onboard services contract with SJ (Swedish Rail) totalling £23.5m a year and won a new seven-year contract with Luleå Airport with an annual turnover of £1.25m.

o **Romania:** Eurest has won a major new contract with Renault Dacia in Pitesi with annual revenues of £2m.

o **Brazil:** Eurest have won the contract for four Volkswagen sites with annual sales of US$8.4m and Canteen Vending has won the contract to install 230 Ritazza machines in Shell's forecourt convenience stores throughout the country. Eurest have also regained the contract for three Ford factories in Sao Paolo with annual revenues of $2.5m.

2002: Acquisitions & Disposals

Japan

Japan is the world's second largest foodservice market with an estimated £21bn of annual turnover. In January 2002, the Group acquired 80% of Seiyo Food Systems Inc. for £194m plus assumed net debt of £131m in order to strengthen its position in the market.

Since completing the transaction, Seiyo has disposed of 120 loss-making CASA high street restaurants for £28m and reduced its shareholding in the fast food operator Yoshinoya D&C from 24.7% to 20.2% generating proceeds of £31m.

In August 2002, the Group's joint venture partner in Japan, Itochu Corporation, expanded its existing relationship with Compass Group in Japan through an investment in the Group's business. Compass Group and Itochu have also agreed to integrate their existing joint venture into the wider Compass Group business in Japan to be operated with Seiyo. As a result Itochu will hold a 20% stake in the Group's business in Japan. These transactions will generate net proceeds of £46m of which £42m has been received in the current financial year.

The Group has made significant progress in creating a clear business structure for the Group in Japan, culminating in the delisting of the Seiyo business which is expected to take place in October 2002. The management are now looking forward to implementing the Group's business model in the Japanese market and to deliver margin growth.

Other
During the year the Group has made a number of other in-fill acquisitions for a total consideration of some £375m, including the acquisition of Restorama, Rail Gourmet and parts of Gourmet Nova from Swissair Group, Louis Catering in Continental Europe and the acquisitions of Bon Appétit, Vendlink and Cara Healthcare in North America.

2003: Acquisitions & Disposals

Italy
Today Compass Group is delighted to announce its agreement to acquire a majority stake in Onama S.p.A, based in Milan, Italy. The consideration for the 60% stake acquired, which will be payable in cash on completion is Euro 127m (£80m). The transaction is expected to complete at the end of this calendar year.

Onama provides some 90 million meals annually from 600 catering facilities principally across Italy, employing 10,000 people, and had turnover of Euro 446m (£282m) for the year ended 31st December 2001. Net debt at that date was Euro 42m (£27m).

Compass Group's existing operation in Italy will be merged with Onama to give the Group a market leading position in Continental Europe's third largest foodservice market. As the largest company in the Italian contract catering market, Onama's management expertise and its national network provides a quality platform to ensure the Group will be well-placed to bid for business in all sectors of this growing foodservice market. Clients include Olivetti and Pirelli.

Onama will be the most significant acquisition to be made by the Group in the 2003 financial year and management reiterates its

expectation that acquisitions that it will make in the year will not exceed £200m in total.

Travelodge and Little Chef
In June 2002, following a strategic review, the Group announced that it was to pursue the possible disposal of Little Chef and Travelodge through an auction process. This process is going well with considerable levels of interest and we will provide an update to shareholders at the time of our Preliminary Results announcement.

Outlook
The Group remains committed to its strategy of focusing on the foodservice and vending markets, delivering solid organic growth, continued margin improvement, strong free cash flow generation and improving return on capital employed.

The Group is well placed to respond to recessionary pressures through its purchasing power, flexibility in cost structure and proactive approach to protecting its margin. It will also continue to benefit from its market-leading position in the expanding £240bn foodservice market and looks forward with confidence to the future growth of the business. With recently gained contracts which are being mobilised, a strong pipeline of potential new business and the expected continuation of a 95% plus contract retention rate, management believe that the company can continue to deliver a broadly similar level of organic turnover growth and margin improvement in 2003.

Ends

Teleconference

An investors teleconference will start at 9.30am (BST) on Friday 27th September 2002. To participate in the teleconference call dial: +44 (0)20 8240 8242.

A replay of the call will be available for 5 working days (until 4 October) by dialling +44 (0)20 8288 4459, passcode: 895222.

Enquiries:

Compass Group PLC 01932 573000
Michael J Bailey, Chief Executive
Andrew Lynch, Finance Director

Brunswick 020 7404 5959
Timothy Grey / Pamela Small
Notes:

1. Compass Group is the world's largest foodservice company employing over 365,000 people in 96 countries and with annual revenues in excess of £10bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and

stations throughout the USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

2. Japan: Itochu Corp. is a leading trading company in Japan with sales of over ¥13 trillion. Itochu trades worldwide in food products, textiles, machinery, building supplies, manufacturing industries, IT industries.

3. Translation Rates: The Group has decided not to hedge exchange rates for the profit and loss account translation of its overseas results. Accordingly, with effect from the year ending 30th September 2003 the Group will use average exchange rates for the year to translate its foreign currency denominated results.

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COMPASS GROUP

Latest News

03 December 2002

COMPASS GROUP PLC PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002 NEW BUSINESS WINS CONTINUE TO DRIVE GROWTH

Click on the link to view the 'Preliminary Results 2002' press release as a pdf file (290 KB).

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COMPASS GROUP PLC

PRESS RELEASE

3 December 2002

COMPASS GROUP PLC

PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002
NEW BUSINESS WINS CONTINUE TO DRIVE GROWTH

Compass Group reports that 2002 has been an excellent year for the Group despite difficult economic conditions in many countries in which it operates. The Group has achieved strong turnover and profit growth and a significant increase in free cash flow generation. The Group remains well placed for future growth in a marketplace that continues to see a growth in outsourcing.

Financial Highlights

- Turnover of £10.6 billion, **up 22%**.
- Total operating profit* **up 19% to £805 million**.
- Free **cash flow improved to £368 million** (2001: £33 million).
- Final dividend per share **up 25%** to 7.1 pence per share for the year.
- Like for like turnover growth up 7%.
- Like for like margin improvement of 20 basis points.
- Earnings per share* up 4% to 20.5 pence, 13% on an underlying basis.

* Before goodwill amortisation and exceptional items

Operational Highlights

- New business gains of **£1.1 billion** signed in the year.
- Contract retention continuing to be strong at 95%.
- Acquisition of Seiyo Foods in Japan and Bon Appétit in North America completed in the year and EU approval gained for acquisition of 60% of Onama since the year-end.
- Approval to open pilot sites for convenience stores in Moto.
- Agreement with Marks & Spencer for a further forty Simply Food stores at UK rail stations.

COMPASS GROUP PLC

New Business Gains

Compass Group is pleased to announce today new contract wins including:

North America

- Canteen Correctional Services has been awarded a five-year contract worth $60 million in annual revenues by Corrections Corporation of America (CCA) to provide food and vending.
- Restaurant Associates has been awarded a four-year contract with annual revenues of $3 million for the Wachovia golf tournament staged in Charlotte, North Carolina.

UK

- Eurest is to manage staff restaurant facilities, meeting rooms and hospitality for all the UK offices of KPMG LLP in a new four-year contract. Eurest already manages over half of KPMG LLP's offices and the new remit covers 11,000 staff in locations as diverse as Aberdeen, Plymouth, Leeds and London. Annual revenues for the expanded contract will be £8 million.

Continental Europe and the rest of the world

- Eurest has been awarded a three-year contract with annual revenues of €18 million to cater for staff at the European Commission in Brussels.
- Eurest Netherlands has been awarded a five-year contract with annual revenues of €20 million by TPG the holding company for The Royal TPG Post and TNT.

Francis Mackay – Chairman – said:
"This is a challenging global economic environment. We are delighted that Compass Group's unique business model, together with the Group's strong management team, has and will continue to deliver. As global market leader we still only have a small share of the significant global foodservice market and we remain confident of continuing growth. The step change made in the dividend underlines our confidence in future cash flows."

Michael J Bailey – Chief Executive – said:
"These results represent an excellent performance and we are on track to deliver at least 6% like for like turnover growth in 2003. We are also confident of delivering a broadly similar level of like for like margin improvement in 2003 to that achieved in 2002. I'm very pleased with the free cash flow generation for 2002, which provides a solid base on which we will continue to build. Success in these areas will help drive forward return on capital employed for 2003."

"The sale process for Travelodge and Little Chef that we announced in June 2002 has generated considerable interest and we are currently in negotiations with one party and hope to conclude a sale in due course."

Enquiries:

3 December 2002			
Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959
Thereafter			
Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

COMPASS GROUP PLC

TRADING REPORT

The Group is pleased to report that it has enjoyed a very successful year in 2002 with like for like turnover growth for the year of 7% and a like for like margin increase of 20 basis points. The Group has also achieved a significant improvement in free cash flow generation.

Financial Performance

The figures below demonstrate the successful financial performance in 2002.

	2002 £m	Reported Growth %	Like for Like Growth %
Turnover			
UK (excluding fuel)	2,703	11	7
Continental Europe and the rest of the world	3,751	24	7
North America	3,706	31	7
	10,160	23	7
UK fuel	457	2	1
Total	10,617	22	7
Operating Profit			
UK	421	12	10
Continental Europe and the rest of the world	191	25	9
North America	181	30	11
Sub-total	793	19	10
Associates	12	71	-
Total	805	19	10

Like for like growth adjusts for acquisitions, disposals and exchange rate movements. Operating profit is before goodwill amortisation and exceptional items.

The significant reported growth rates above are driven by strong like for like growth and by the impact of acquisitions, including Seiyo Foods in Japan and Bon Appétit in North America.

The divisional mix of the business has changed between 2001 and 2002 principally as a result of the acquisition activity in North America (including Morrisons and Crothall in 2001 and Bon Appétit in 2002) and in Continental Europe and rest of the world (including Selecta in 2001 and Seiyo Foods in 2002). As a result of this, the proportion of the Group's turnover generated in the UK has reduced from 33% in 2001 to 30% in 2002.

The Group's three geographic regions have continued to grow turnover both on a reported basis and on a like for like basis. Turnover growth for the UK (excluding fuel) was 11% in total and 7% on a like for like basis. The like for like turnover increase has benefited from the inclusion of three hotels previously accounted for as assets held for resale which are now fully consolidated in the results. Without this, like for like turnover growth in the UK was 5%. This growth rate has been achieved despite weakness in rail and air passenger numbers. Turnover growth in Continental Europe & rest of the world and in North America has been strong, with reported growth of 24% and 31% respectively and like for like growth of 7% in both divisions. The Group's 7% like for like growth in turnover has been achieved as a result of excellent new business delivering 12% to the Group's like for like growth, strong contract retention rates across the Group averaging 95% and a similar year on year performance in the base business.

Operating profit before goodwill amortisation and exceptional items was up 19% at £805 million (2001: £676 million) when compared to last year. On a like for like basis, operating profit was 10% up, and like for like margins in all operating divisions improved.

Basic earnings per share (before exceptional items and goodwill amortisation) increased to 20.5 pence, a 4% increase (2001: 19.8 pence), this represents a 13% underlying increase when adjusting 2001 for tax on imputed interest income.

Business Performance

The strong performance in 2002 has been driven by new business wins in all divisions and across all sectors. Major contract gains are highlighted in the notes section.

UK

The UK has had a good year despite trading being more challenging with weakness in rail and air passenger numbers.

Moto continues to be a core part of the Group's business and provides the example that can be used in the bidding process for concessions on the European motorway network. The Group continues to make good progress in its talks with the Government on MSA deregulation and is delighted that the UK Government has confirmed its intention to allow Moto to pilot branded convenience stores initially at two locations.

North America

Turnover of £3,706 million was 31% up on the preceding year and operating profit (before goodwill amortisation and exceptional items) of £181 million was 30% up (£139 million in 2001). Like for like turnover growth was 7% and the margin increase on a like for like basis was 10 basis points.

Continental Europe and the rest of the world

Turnover of £3,751 million was 24% up from £3,013 million in the preceding year and operating profit excluding associates (before goodwill amortisation and exceptional items) of £191 million was 25% up from £153 million. Like for like turnover was up 7% and the like for like margin increase was 10 basis points.

Disposals

In June 2002, following a strategic review, the Group announced that it was to pursue the disposal of Little Chef and Travelodge as they lie outside the Group's core focus on foodservice and vending. There has been considerable interest in the sale and negotiations are currently taking place with one party with a view to concluding a sale in due course.

Acquisitions

There have been a number of acquisitions during the year.

Japan

Japan is the world's second largest foodservice market with an estimated £21 billion of annual turnover. The Group has strengthened its position in this important market with the acquisition of 84.7% of Seiyo Foods for £206 million plus assumed net debt of £131 million. Since completing the transaction, Seiyo has disposed of 120 loss-making CASA high street restaurants for £28 million and reduced its shareholding in the fast food operator Yoshinoya D&C from 24.7% to 20.2% generating proceeds of £31 million.

COMPASS GROUP PLC

In August 2002, the Group's joint venture partner in Japan, Itochu Corporation, expanded its existing relationship with Compass Group in Japan through an investment in the Group's business. Compass Group and Itochu have also agreed to integrate their existing joint venture into the wider Compass Group business in Japan to be operated with Seiyo. As a result Itochu holds a 20% stake in the Group's business in Japan. These transactions have generated net proceeds of £46 million of which £42 million has been received in the 2002 financial year, £35 million by way of a shareholder loan from Itochu.

The Group has made significant progress in divesting non-core assets and creating a clear business structure in Japan, culminating in the delisting of Seiyo Foods from the Tokyo Stock Exchange in October 2002. The management are now looking forward to implementing the Group's business model in the Japanese market and to deliver turnover and margin growth.

Other

During the year the Group has made a number of other acquisitions for a total consideration of £365 million. These include the acquisition of Restorama, Rail Gourmet and parts of Gourmet Nova from Swissair Group, Louis Catering and Manpower Kantineservice AS in Continental Europe and the acquisitions of Bon Appétit and Vendlink in North America.

In September 2002 the Group announced its intention to acquire a 60% stake in Onama S.p.A., based in Milan, Italy for €127 million. This acquisition will give the Group a market leading position in Italy, Europe's third largest contract catering market. The deal has been given EU approval and is expected to complete at the end of December.

Management reiterates its expectations that acquisitions made during the 2003 financial year will not exceed £200 million in total.

Cash Flow

There has been a significant increase in free cash flow with the generation of £368 million in 2002 compared to £33 million in 2001. This results from improved cash from operations up £177 million on the previous year, a decrease in interest payments principally reflecting the receipt of the hotel disposal proceeds in 2001 and a decrease in tax payable. The 2002 free cash flow of £368 million represents a solid base for future growth.

Free cash flow has benefited from an improvement in working capital with an outflow of £28 million compared to £51 million in the previous year. The tax paid in 2002 of £42 million is significantly less than the current tax charge for the year of £116 million. The main reasons for this difference are items allowable for tax, which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. These factors also broadly explain the reduction in tax paid between 2001, £99 million and 2002, £42 million. The Group anticipates that its tax payments will increase to 18% of profit before tax, exceptional items and goodwill amortisation by 2004.

Net capital expenditure absorbed £330 million compared to £325 million in 2001. The Group has reinvested £384 million in capital expenditure during 2002, excluding £14 million purchased under finance lease contracts and has sold £54 million of tangible fixed assets. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Project expenditure totals approximately £255 million of which £93 million was invested in the UK, £89 million in Continental Europe and rest of the world and £73 million in North America. In aggregate, maintenance capital expenditure of approximately £129 million was incurred during the year, including the replacement of catering and vending equipment in airports, stations and client premises and the purchase of office equipment and vehicles.

Acquisition payments were £406 million, comprising £395 million in respect of current year acquisitions (excluding £267 million of loans and finance lease obligations in the companies when acquired) and £11 million of deferred consideration and costs in respect of acquisitions made in prior years. Disposal

proceeds and the sale of marketable securities generated £122 million in 2002. Closing net debt as at 30 September 2002 was £2,702 million.

Exceptional items and goodwill amortisation

The exceptional item of £15 million relates to the final cost for the UK integration of Granada Restaurants of £5 million and the final £10 million cost of the commitment plan entered into at the time of the Granada Restaurants acquisition to retain senior employees. The plan is payable in 9,610,685 Compass Group PLC shares of which 8,580,997 had been issued by 30 September 2002. The goodwill amortisation charge for the year was £257 million (2001: £205 million).

Pensions

Actuaries to the Group's defined benefit pension arrangements, which are principally in the UK, continue to advise the Pension Trustees on the funding rates required by the Group. In total, the Group has charged £50 million to its profit and loss account, before tax, in respect of all pension arrangements and paid £51 million in cash during the year to the various pension providers in order to enable the pension funds to fulfil their obligations.

Full disclosure in accordance with FRS17 (Retirement Benefits) will be provided in the Group's 2002 Annual Report. This will show that, at 30 September 2002, there was an unprovided pension deficit, net of deferred tax, of £50 million. Had the Group adopted FRS17, the charge to the profit and loss account would have been £34 million, net of a one-off curtailment credit of £9 million.

Taxation

The overall Group taxation charge is £138 million comprising a £175 million charge relating to ordinary activities and a £37 million credit relating to exceptional items. The overall taxation rate on ordinary activities is 26.7% of profit before exceptional items and goodwill amortisation. The Group adopted FRS 19 (Deferred Tax) for its 2002 results and has restated the comparatives in accordance with this accounting standard. A tax reconciliation of the rate for the year is included in note 4 to the attached preliminary results. This reconciliation summarises why the Group's current tax rate of 18%, excluding deferred tax, is below the UK corporate tax rate of 30%. The main reasons being the utilisation of tax losses brought forward and the tax deductibility of part of the amortisation of goodwill.

Dividend

The recommended final dividend is 5.0 pence per share resulting in a total dividend for the year of 7.1 pence per share, an increase of 25%. This step change reflects the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2002 was 2.9 times profit for the financial year before goodwill amortisation and exceptional items. Looking forward we anticipate that the dividend will grow broadly in line with underlying earnings.

Outlook

Notwithstanding a challenging global economic environment Compass Group's unique business model continues to deliver solid like for like turnover growth, continued margin improvement and strong free cash flow generation. With recently gained contracts which are being mobilised, a strong pipeline of potential new business and an expected contract retention rate of 95% plus, the Group is on track and well placed to deliver at least 6% like for like turnover growth this year. The Group is also confident of delivering a broadly similar level of like for like margin improvement in 2003 to that achieved in 2002. The free cash flow generation for 2002 provides a solid base on which to continue to build. Success in these areas will help drive forward return on capital employed for 2003.

MJ Bailey
Chief Executive

FH Mackay
Chairman

COMPASS GROUP PLC

NOTES

(a) CONTRACT GAINS

<u>UK</u>

Significant contract gains during the year included:

Business & Industry: Eurest & Restaurant Associates

- Land Securities Trillium: a ten-year contract worth £15 million a year to provide catering services to the BBC in London and Scotland.
- HM Customs and Excise and the Inland Revenue: a five-year contract to provide catering services at 20 sites worth £3 million in annual revenues.

Other significant B&I contract wins included Glaxo SmithKline; Britannia Airlines; Hammond Suddards Edge; Clerical Medical; Pearson Education; SAP; the National Marine Aquarium; Eurotunnel; Centrica; Orange; Seeboard; Online Finance and Norwich Union Healthcare.

Leisure & Hospitality: Letheby & Christopher and Levy Restaurants

- Arena Leisure: a five-year deal to provide specialist catering services at six of the UK's most popular racecourses with an annual turnover of over £5 million.
- Silverstone: a three-year contract with annual revenues of £5 million a year with Octagon Motorsports to operate conferencing, banqueting and hospitality catering services.
- Manchester United PLC: an agreement has been signed with Levy Restaurants in relation to catering and hospitality at the world famous Old Trafford ground.
- Esporta Health and Fitness Clubs: a four-year contract worth £10 million in annual revenues at 40 health clubs throughout the UK.

Education: Scolarest

- Sandwell Borough Council: a three-year contract to prepare 16,000 meals a day for 120 schools worth £4 million a year.
- Bedfordshire County Council: a seven-year contract, worth over £5 million a year to provide catering at 174 schools.
- Essex County Council: a two-year contract, worth £11 million a year to provide catering at 380 schools.
- City University: a ten-year contract with annual turnover of £2 million.
- University of North London: a ten-year contract with annual turnover of £1 million.

Remote Site: Eurest Support Services

- North Sea: four contracts worth a total of £3 million per annum to provide offshore catering and hospitality services for Kerr-McGee, Prosafe, Enterprise Oil and Rasmussen.
- BG Group: the first 'life-of-field' contract for the Armada platform, which supplies 4% of the UK's gas needs.

Concessions: SSP

- M&S Simply Food: during the year three outlets have been opened at Liverpool Street, Victoria and Marylebone stations. The Group is delighted with the performance of these units and in October SSP and M&S announced plans to open a further 40 stores at UK stations.
- Glasgow Prestwick International Airport: a new ten-year contract with an annual turnover of over £3 million.
- Leeds Bradford International Airport: a new ten-year contract with an annual turnover of £4 million.

COMPASS GROUP PLC

<u>North America</u>

Business & Industry

- Boeing: Canteen, Thompson Hospitality and Eurest were awarded a new 10-year contract plus an extension of its existing contract with total annual revenues of $40 million.
- Lehman Brothers: Restaurant Associates has signed a five-year contract worth $5 million a year.
- Herman Miller Inc.: a five year agreement with annual revenues of $5 million.
- AutoNation: Canteen has won a three-year contract with the largest auto retailer in the USA to provide vending services at 215 locations and in Canada Eurest has signed contracts with TD Bank Financial Group, Celestica and Oracle.

Healthcare: Morrison

- The Fountains Retirement Communities Inc.: an initial five-year agreement to provide dining services management for 17 communities across the USA with over $14 million annual turnover.
- The University of Texas Medical Branch Galveston: a five-year agreement with annual turnover of $3 million.

Education: Chartwells

- Massachusetts Institute of Technology (MIT): Bon Appétit, acquired by the Group in April 2002, has secured a five-year, $2.5 million management fee contract with MIT one of the country's top universities worth over $2 million annually.
- Weber State University, Utah: a ten-year $2 million contract.
- University of North Florida, Jacksonville: a ten-year contract valued at $6 million a year.
- Louisiana State University; State University of New of New York – Purchase; Winston-Salem/Forsyth County Schools, North Carolina; Oakland University, Michigan; Indiana University - Purdue University Indianapolis and Haverhill Public Schools were contracts gained in the year representing $40 million in annual revenues.

Sports & Events

- 2002 Winter Olympic Games, and the Paralympic Winter Games, in Salt Lake City, Utah: Compass Group was the official catering services supplier for the Games, serving 3,500 residents of the Olympic Village as well as more than 125,000 spectators daily during the Games at nine competition venues and six non-competition venues spread over 5,000 square miles. More than 450 staff served – among other items – 400,000 hot dogs, 310,000 boxed meals, 38,000 gallons of soup and 34,000 gallons of hot chocolate.
- Greenbay Packers and Houston Arena: Levy Restaurants were awarded contracts at the Houston Arena and at Lambeau Field, home of the NFL's Green Bay Packers. The two contracts are worth $21 million annually.
- World Youth Day: in Canada, our team was awarded the foodservice for the World Youth Day, attended by around 450,000 people – including His Holiness, Pope John Paul II. Total revenues for the event were $13 million over a two-week period.

Defence, Off-shore & Remote

- ChevronTexaco: a ten year preferred supplier agreement with ChevronTexaco initially valued at more than $200 million a year. ChevronTexaco joins an ever-growing portfolio of multinational clients with whom we have similarly comprehensive agreements – a portfolio which includes world leaders such as Philips, American Express and IBM.

COMPASS GROUP PLC

Continental Europe and the Rest of the World

France

- Le Printemps: Eurest has been awarded a fifteen-year contract worth over €2 million per annum to provide employee foodservice in this major department store.
- Mutuelles du Mans Assurances: Eurest will be providing foodservice and vending at this prestigious insurance company site in LeMans, worth €4 million per annum.
- European Parliament, Strasbourg: Eurest is providing foodservice for over 1,800 customers a day with revenues of over €3 million per year.
- Federal Express: A foodservice contract representing over €1 million annually.
- Assistances Publiques des Hopiteaux de Paris: with annual revenues of €13 million Medirest has gained a contract for state hospitals in Paris, and represents 13,000 meals per day for the patients and staff of six hospitals.

Germany

- Accenture; DZ Bank; Hewlett Packard and Werder Bremen Stadium are recent contract gains with combined annual revenues of €14 million.
- Marienhospital, Witten; Diakonie, Mannheim and St. Elizabeth Krankenhause in Cologne and Iserlohn are recent contract wins for Medirest with combined annual revenues of €5 million.

Brazil: Eurest

- Ford: three sites in Sao Paulo with annual sales of over £2 million.
- Volkswagen: four sites with annual sales of over £6 million.

Scandinavia: Eurest

- SAS: a three-year contract for the five staff restaurants of SAS in Oslo with annual sales in excess of £1 million.

Romania: Eurest

- Renault Dacia: Eurest won its first major contract in Romania with the award of a contract with annual sales of over £1 million.

(b) The results for the year ended 30 September 2002 have been prepared on the basis disclosed in 2001 Annual Report with the exception that deferred taxation is now stated in accordance with FRS19 Deferred Tax on a full liability basis. Comparative information has been restated as disclosed in note 4.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2002 or 30 September 2001 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2002 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(c) The timetable for the proposed final dividend of 5.0p per share is as follows:

Record date:	7 March 2003
Payment date:	4 April 2003

(d) Share buy back: it is our intention to seek authority from shareholders at the forthcoming AGM to purchase up to 10% of the Ordinary Share Capital of the Company.

(e) Presentation and Teleconference

- A presentation to analysts will take place at 9.30am (GMT) on Tuesday 3 December 2002 at: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

- A teleconference with investors, including a webcast of the presentation slides will start at 9.30am (GMT) on Tuesday 3 December 2002.

- To participate in the teleconference dial:
  +44 (0)20 8781 0598

  By dialling this number you will be requesting participation in any discussion of the matters referred to in the analysts' presentation and of any other matters raised at the presentation (including matters raised in questions or referred to in the answers to questions).

- To access the web presentation:
  http://www.genesysrichmedia.com/compassgroup/03122002

- A conference call for US analysts and investors will take place at 17:00 (GMT) / 12:00 New York time on Tuesday 3 December 2002. To participate in the teleconference dial:
  +1 703 925 2406.

  By dialling this number you will be requesting participation in any discussion of the matters referred to in the analyst's presentation and of any other matters raised at the presentation (including matters raised in questions or referred to in the answers to questions).

  Synchronised slides can be accessed on the internet at:
  http://www.genesysrichmedia.com/compassgroup/03122002

- An interview with Group Finance Director Andrew Lynch in video/audio and text will be available from 7 am on http://www.compass-group.com and http://www.cantos.com

COMPASS GROUP PLC

Enquiries:

3 December 2002			
Francis Mackay	Chairman	Compass Group PLC	020 7404 5959
Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959
Thereafter			
Francis Mackay		Compass Group PLC	01932 573 000
Michael J Bailey		Compass Group PLC	01932 573 000
Andrew Lynch		Compass Group PLC	01932 573 000

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

COMPASS GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2002

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2002 £m	Before goodwill amortisation and exceptional items As restated £m	Goodwill amortisation and exceptional items As restated £m	Total 2001 As restated (note 4) £m
Turnover							
Continuing operations		9,959	-	9,959	8,716	-	8,716
Acquisitions		658	-	658	-	-	-
Total turnover	1	10,617	-	10,617	8,716	-	8,716
Operating costs		(9,824)	(272)	(10,096)	(8,047)	(327)	(8,374)
Operating profit							
Continuing operations		781	(259)	522	669	(327)	342
Acquisitions		12	(13)	(1)	-	-	-
		793	(272)	521	669	(327)	342
Share of profits of associated undertakings							
Continuing operations	1	1	-	1	7	(2)	5
Acquisitions		11	-	11	-	-	-
Total operating profit: Group and share of associated undertakings	1	805	(272)	533	676	(329)	347
Reversal of discounting of net proceeds from disposal of businesses to net present value		-	-	-	127	-	127
Other interest receivable and similar income		18	-	18	17	-	17
Total interest receivable and similar income		18	-	18	144	-	144
Interest payable and similar charges	3	(169)	-	(169)	(237)	-	(237)
Net interest		(151)	-	(151)	(93)	-	(93)
Profit on ordinary activities before taxation		654	(272)	382	583	(329)	254
Tax on profit on ordinary activities	4	(175)	37	(138)	(127)	35	(92)
Profit on ordinary activities after taxation		479	(235)	244	456	(294)	162
Equity minority interests		(22)	-	(22)	(16)	-	(16)
Profit for the financial year		457	(235)	222	440	(294)	146
Equity dividends	5	(159)	-	(159)	(126)	-	(126)
Profit for the year retained	15	298	(235)	63	314	(294)	20
Basic earnings per ordinary share	6			10.0p			6.6p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	20.5p			19.8p		
Diluted earnings per ordinary share	6			9.9p			6.5p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	20.3p			19.5p		

COMPASS GROUP PLC

CONSOLIDATED BALANCE SHEET
As at 30 September 2002

	Notes	2002 £m	2001 As restated £m
Fixed assets			
Intangible assets	7	**4,522**	4,200
Tangible assets	8	**2,369**	2,081
Investments	9	**101**	27
		6,992	6,308
Current assets			
Stocks		**196**	181
Debtors: amounts falling due within one year	10	**1,258**	1,178
amounts falling due after more than one year	10	**293**	285
Businesses held for resale	11	**35**	75
Investments		**3**	12
Cash at bank and in hand		**406**	692
		2,191	2,423
Creditors: amounts falling due within one year	12	**(3,870)**	(2,838)
Net current liabilities		**(1,679)**	(415)
Total assets less current liabilities		**5,313**	5,893
Creditors: amounts falling due after more than one year	13	**(1,954)**	(2,699)
Provisions for liabilities and charges	14	**(431)**	(377)
Equity minority interests		**(97)**	(35)
Net assets		**2,831**	2,782
Capital and reserves			
Called up share capital		**223**	222
Shares to be issued		**5**	32
Share premium account	15	**68**	11
Merger reserve	15	**4,170**	4,170
Profit and loss account	15	**(1,635)**	(1,653)
Total equity shareholders' funds		**2,831**	2,782

COMPASS GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2002

		2002		2001
	£m	£m	£m	£m
Net cash inflow from operating activities before exceptional items *(note I)*		925		748
Exceptional reorganisation costs		(17)		(44)
Net cash inflow after exceptional items		908		704
Dividends from associated undertakings		2		2
Returns on investments and servicing of finance				
Interest received	17		16	
Interest paid	(175)		(258)	
Interest element of finance lease rental payments	(3)		(3)	
Dividends paid to minority interests	(10)		(5)	
Net cash outflow from returns on investments and servicing of finance		(171)		(250)
Taxation				
Tax received	31		19	
Tax paid	(73)		(118)	
Net tax paid		(42)		(99)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(384)		(355)	
Sale of tangible fixed assets	54		30	
Sale of own shares, net	1		1	
Total capital expenditure and financial investment		(329)		(324)
Free cash flow		368		33
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(406)		(1,337)	
Net proceeds from businesses held for resale	22		2,806	
Sale of minority interest	7		-	
Sale of subsidiary companies and associated undertakings	31		-	
Deferred consideration relating to previous disposals	-		25	
Total acquisitions and disposals		(346)		1,494
Equity dividends paid		(126)		(121)
Net cash (outflow) / inflow from investing activities		(472)		1,373
Net cash (outflow) / inflow before financing		(104)		1,406
Management of liquid resources: Sale of marketable securities		62		-
Financing				
Issue of ordinary share capital	5		24	
Debt due within a year:				
Decrease in bank loans and loan notes	(505)		(430)	
Debt due after a year:				
(Increase/decrease) in bank loans and loan notes	289		(440)	
Capital element of finance lease rentals	(14)		(15)	
Net cash outflow from financing		(225)		(861)
(Decrease) / increase in cash in the year		(267)		545
Reconciliation of net cash flow to movement in net debt (note II)				
(Decrease) / increase in cash in the year		(267)		545
Cash outflow from change in debt and lease finance		230		885
Change in net debt resulting from cash flows		(37)		1,430
Changes in finance leases, loans acquired with subsidiaries and other non-cash changes		(281)		(73)
Effect of foreign exchange rate changes		6		(51)
Movement in net debt in the year		(312)		1,306
Opening net debt		(2,390)		(3,696)
Closing net debt		(2,702)		(2,390)

COMPASS GROUP PLC

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2002

I Reconciliation of operating profit to net cash inflow from operating activities:

	2002 £m	2001 £m
Operating profit before goodwill amortisation and exceptional items	**805**	676
Depreciation	**230**	170
EBITDA	**1,035**	846
Profit on disposal of fixed assets and businesses	**(9)**	(7)
Share of profits of associated undertakings	**(12)**	(7)
Decrease in provisions for liabilities and charges	**(61)**	(33)
Increase in stocks	**(4)**	(8)
Increase in debtors	**(98)**	(153)
Increase in creditors	**74**	110
Net cash inflow from operating activities before exceptional items	**925**	748

II Analysis of net debt:

	1 October 2001 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2002 £m
Cash at bank and in hand	692	(284)	(2)	-	-	406
Overdrafts	(47)	17	1	-	-	(29)
	645	(267)	(1)	-	-	377
Debt due within one year	(437)	505	-	(107)	(1,178)	(1,217)
Debt due after one year	(2,547)	(289)	5	(151)	1,178	(1,804)
Finance leases	(51)	14	2	(9)	(14)	(58)
	(3,035)	230	7	(267)	(14)	(3,079)
Total	(2,390)	(37)	6	(267)	(14)	(2,702)

COMPASS GROUP PLC

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2002

III Purchase of subsidiary companies and investments in associated undertakings:

	2002 £m	2001 £m
Net assets acquired:		
Tangible fixed assets	**88**	197
Fixed asset investments	**85**	8
Businesses held for resale	**28**	-
Stocks	**17**	45
Debtors	**165**	180
Current asset investments	**43**	12
Cash	**147**	22
Bank overdrafts	**(4)**	(22)
Loans	**(258)**	(48)
Leases	**(9)**	(5)
Creditors	**(213)**	(314)
Provisions	**(67)**	(42)
Tax	**27**	(9)
Minority interests	**(46)**	2
Share of net assets already owned	**-**	(39)
	3	(13)
Goodwill acquired	**610**	1,281
	613	1,268
Satisfied by:		
Cash payable	**538**	1,248
Shares	**7**	-
Deferred consideration payable	**68**	20
	613	1,268

IV Analysis of net outflow of cash in respect of the purchase of subsidiary companies and investments in associated undertakings:

	2002 £m	2001 £m P
Cash consideration paid	**538**	1,248
Cash (acquired)	**(147)**	(22)
Overdrafts acquired	**4**	22
	395	1,248
Deferred consideration and costs relating to previous acquisitions	**11**	89
	406	1,337

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2002

1. Turnover and operating profit

	Continuing operations £m	Acquisitions £m	2002 £m	2001 £m
Turnover				
Foodservice:				
Geographical analysis:				
- United Kingdom	3,104	56	3,160	2,877
- Continental Europe & rest of the world	3,325	426	3,751	3,013
- North America	3,530	176	3,706	2,826
	9,959	658	10,617	8,716
Operating profit				
Before goodwill amortisation and exceptional items				
Foodservice:				
- The Company and its subsidiary undertakings	781	12	793	669
- Associated undertakings	1	11	12	7
	782	23	805	676
Geographical analysis:				
- United Kingdom				
The Company and its subsidiary undertakings	420	1	421	377
Associated undertakings	1	-	1	1
- Continental Europe & rest of the world				
The Company and its subsidiary undertakings	184	7	191	153
Associated undertakings	-	11	11	6
- North America	177	4	181	139
	782	23	805	676
Amortisation of goodwill:				
- United Kingdom	(164)	-	(164)	(149)
- Continental Europe & rest of the world	(32)	(7)	(39)	(31)
- North America	(48)	(6)	(54)	(25)
	(244)	(13)	(257)	(205)
Exceptional items:				
- United Kingdom	(12)	-	(12)	(115)
- Continental Europe & rest of the world	(2)	-	(2)	(6)
- North America	(1)	-	(1)	(3)
	(15)	-	(15)	(124)
	(259)	(13)	(272)	(329)
Total operating profit: Group and share of associated undertakings	523	10	533	347

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2002 relates to foodservice analysed as UK £246 million, Continental Europe & rest of the world £161 million and North America £126 million (2001: £114 million, £122 million and £111 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

2. Exceptional operating items – continuing operations

	2002 £m	2001 £m
Reorganisation		
- costs incurred	**5**	40
- accrued costs	**-**	12
- assets written off	**-**	44
Employee share schemes	**10**	28
	15	124

During 2000, the Group acquired Granada Restaurants and has combined this with the Group's existing UK operations. Costs relate to reorganisation costs of the business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan to retain senior employees which matured on 27 January 2002. This will result in the issue of up to 9,610,685 Compass Group PLC shares of which 8,580,997 had been issued.

3. Interest payable and similar charges

	2002 £m	2001 £m
Bank loans and overdrafts	**105**	155
Other loans	**64**	82
	169	237

4. Tax on profit on ordinary activities

	2002 £m	2001 As restated £m
UK corporation tax at 30% (2001:30%)	**45**	37
Overseas tax payable	**66**	52
Overseas tax on share of profits of associated undertakings	**5**	4
	116	93
UK deferred tax	**51**	25
Impact of discounting UK deferred tax	**(9)**	(2)
Overseas deferred tax	**37**	27
Impact of discounting overseas deferred tax	**(14)**	(14)
	181	129
Adjustments in respect of prior years:		
UK corporation tax	**(60)**	1
Overseas tax payable	**2**	(3)
UK deferred tax	**29**	-
Overseas deferred tax	**23**	-
Total tax charge before exceptional items	**175**	127
Exceptional items:		
UK corporation tax	**(5)**	(18)
UK deferred tax	**-**	(17)
Prior year UK corporation tax	**(32)**	-
Total exceptional tax credit	**(37)**	(35)
Tax on ordinary activities after exceptional items	**138**	92

The prior year exceptional UK corporation tax credit relates to the release of provisions no longer required in respect of the disposal of Forte Hotels.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

4. Tax on profit on ordinary activities – continued

Factors affecting the future tax charge

The main factors affecting the future tax charge are expected to include overseas tax rates, permanent differences and the reversal of unprovided deferred tax assets.

	2002 %	2001 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase / (decrease) resulting from:		
Permanent items	**(2)**	2
Amortisation of goodwill	**(2)**	(3)
Overseas taxes at higher rates	**1**	1
Losses bought forward	**(6)**	(3)
Tax credits	**(1)**	-
Capital allowances for the period in excess of depreciation charged	**(2)**	(2)
Imputed interest on hotel net proceeds	**-**	(7)
Other timing differences	**-**	(2)
Current tax charge on profit before goodwill amortisation and exceptional items	**18**	16

FRS 19 "Deferred Tax" has been adopted with a consequential restatement of prior periods. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group has decided to adopt the policy of discounting deferred tax balances as permitted by FRS 19.

The effect of the restatement of 2001 is to increase the tax charge on profit on ordinary activities before taxation, goodwill amortisation and exceptional items, having excluded imputed interest income, which does not attract tax, ("the ordinary tax charge") by 1.3 percentage points. This equates to £6 million in the year to 30 September 2001.

The ordinary tax charge for the year to 30 September 2001 has increased by £6 million as described above, but there is an additional exceptional UK deferred tax credit of £6 million. The total tax charge has thus remained constant at £92 million. However, the restatement of deferred tax balances has increased the currency translation loss on foreign currency net investment by £3 million from £81 million to £84 million, and has also reduced goodwill by £54 million.

5. Dividends

	Per share	2002 £m	Per share	2001 £m
Dividends on ordinary shares of 10p each:				
Interim	**2.1p**	**47**	1.9p	42
Proposed final	**5.0p**	**112**	3.8p	84
	7.1p	**159**	5.7p	126

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

6. Earnings per share

	Before goodwill amortisation and exceptional items 2002 £m	Including goodwill amortisation and exceptional items 2002 £m	Before goodwill amortisation and exceptional items 2001 As restated £m	Including goodwill amortisation and exceptional items 2001 As restated £m
Attributable profit for basic and diluted earnings per share	**457**	**222**	440	146
	Millions	**Millions**	Millions	Millions
Average number of shares in issue	**2,227**	**2,227**	2,215	2,215
Shares to be issued	**1**	**1**	10	10
Average number of shares for basic earnings per share	**2,228**	**2,228**	2,225	2,225
Dilutive share options	**20**	**20**	26	26
Average number of shares for diluted earnings per share	**2,248**	**2,248**	2,251	2,251
Basic earnings per share	**20.5p**	**10.0p**	19.8p	6.6p
Diluted earnings per share	**20.3p**	**9.9p**	19.5p	6.5p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings. The average number of shares for 2001 has been determined as if the post demerger capital structure of Compass Group PLC had existed throughout the period.

7. Intangible fixed assets

Goodwill	**£m**
Cost	
At 1 October 2001 as previously reported	**4,493**
Prior year adjustment (note 4)	**(54)**
At 1 October 2001 as restated	**4,439**
Additions arising from acquisitions	**610**
Disposal	**(9)**
Transfer from businesses held for resale	**38**
Currency adjustment	**(70)**
At 30 September 2002	**5,008**
Amortisation	
At 1 October 2001	**239**
Charge for the year	**257**
Currency adjustment	**(10)**
At 30 September 2002	**486**
Net book amount	
At 30 September 2002	**4,522**
At 30 September 2001 as restated	4,200

Additions to goodwill arising from acquisitions primarily relate to the acquisitions of Seiyo Foods in Japan and Bon Appétit in the USA. Further information on these acquisitions can be found in note 16. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relates to the goodwill attaching to 4.5% of Yoshinoya D&C held by Seiyo Foods, disposed of on 1 July 2002 leaving a remaining investment of 20.2%.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2001	789	264	274	1,095	527	2,949
Currency adjustment	(2)	-	(2)	(34)	(9)	(47)
Additions	50	11	21	163	153	398
Businesses acquired	91	2	20	56	59	228
Transfer from businesses held for resale	-	-	95	27	16	138
Disposals	(44)	-	(8)	(72)	(37)	(161)
Transfer between categories	(22)	(1)	(14)	11	26	-
At 30 September 2002	862	276	386	1,246	735	3,505
Depreciation						
At 1 October 2001	27	7	36	565	233	868
Currency adjustment	(1)	-	(1)	(20)	(2)	(24)
Charge for the year	10	4	15	142	59	230
Businesses acquired	59	-	11	28	42	140
Transfer from businesses held for resale	-	-	11	12	7	30
Disposals	(19)	-	(5)	(53)	(31)	(108)
Transfer between categories	2	(1)	(6)	(14)	19	-
At 30 September 2002	78	10	61	660	327	1,136
Net book amount						
At 30 September 2002	784	266	325	586	408	2,369
At 30 September 2001	762	257	238	530	294	2,081

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £12 million (2001: £4 million), plant and machinery £41 million (2001: £36 million) and fixtures and fittings £4 million (2001: £10 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m	Own shares £m	Total £m
Cost			
At 1 October 2001	26	1	27
Additions	-	1	1
Businesses acquired	85	-	85
Disposals	(22)	(1)	(23)
Share of retained profits less losses	7	-	7
Dividends received	(2)	-	(2)
Currency adjustments/other movements	7	(1)	6
At 30 September 2002	101	-	101

Investment in associated undertakings at 30 September 2002 includes £75 million being the Group's share of the net tangible assets of Yoshinoya D&C acquired with the acquisition of Seiyo Foods. Yoshinoya is incorporated in Japan, draws up its financial statements at the end of February each year and its main business is retail catering. The market value of the investment at 30 September 2002 was ¥ 25 billion (£132 million).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

10. Debtors

	2002 £m	2001 As restated £m
Amounts falling due within one year		
Trade debtors	**936**	839
Amounts owed by associated undertakings	**2**	1
Overseas tax recoverable	**12**	5
Other debtors	**107**	162
Prepayments and accrued income	**201**	171
	1,258	1,178
Amounts falling due after more than one year		
Other debtors	**208**	116
Deferred tax	**85**	169
	293	285

	Provided	
	2002 £m	2001 £m
Deferred tax analysis		
UK capital allowances in excess of depreciation	**(101)**	(149)
UK short term timing differences	**96**	191
Overseas deferred tax	**93**	120
Exceptional items	**-**	18
Discount on timing differences	**(3)**	(11)
	85	169

Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

Deferred tax assets of £160 million (2001:£nil) have not been recognised as recovery is likely to be after more than one year.

	£m
The movements on deferred tax are as follows:	
At 1 October 2001 as restated	**169**
Arising from acquisitions	**36**
Charged to profit and loss account	**(117)**
Other movements	**(3)**
At 30 September 2002	**85**

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

11. Businesses held for resale

	£m
Net present value of net proceeds receivable from disposal of business as at 1 October 2001	75
Arising on acquisition	28
Net proceeds received	(22)
Reclassified	(46)
	35

Businesses held for resale represents the outstanding amounts due in relation to the disposal of Forte Hotels, shown in the opening balance, and the business of CASA acquired but held for resale as part of the acquisition of Seiyo Foods. The proceeds on the disposal of CASA were received in full in the year. Where disposal of the hotels was not completed by 30 September 2002 the assets and liabilities have been consolidated within appropriate balance sheet categories of the financial statements in accordance with UK accounting standards. The balance of £35 million due in relation to the disposal of Forte Hotels was received in October 2002.

12. Creditors – amounts falling due within one year

	2002 £m	2001 £m
Bonds	129	330
Loan notes	72	25
Bank loans	1,016	82
Bank overdrafts	29	47
Obligations under finance leases	14	12
Trade creditors	845	760
Amounts owed to associated undertakings	4	12
Corporation tax payable	138	163
Overseas tax	163	138
Other tax and social security costs	211	192
Other creditors	200	184
Deferred consideration	79	2
Accruals and deferred income	811	765
Proposed dividend	159	126
	3,870	2,838

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

13. Creditors – amounts falling due after more than one year

	2002 £m	2001 £m
Bonds	**1,143**	614
Loan notes	**611**	161
Bank loans	**50**	1,772
Obligations under finance leases	**44**	39
Other creditors	**68**	60
Deferred consideration	**38**	53
	1,954	2,699

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Sterling Eurobond with nominal value £100 million redeemable in 2003 and bearing interest at 9.375% per annum.
- Euro Eurobond with nominal value €600 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bonds redeemable in 2003 and 2014 are recorded at their fair values to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$1,047 million (£666 million) at interest rates between 6.0% and 8.015%. US$800 million (£509 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2002 is as follows:

				2002				**2001**
	Bonds and loan notes £m	**Loans and overdrafts £m**	**Other £m**	**Total £m**	**Bonds and loan notes £m**	**Loans and overdrafts £m**	**Other £m**	**Total £m**
In more than one year but not more than two years	**105**	**2**	**77**	**184**	176	1,761	76	2,013
In more than two years but not more than five years	**125**	**48**	**52**	**225**	76	10	58	144
In more than five years	**1,524**	**-**	**21**	**1,545**	523	1	18	542
	1,754	**50**	**150**	**1,954**	775	1,772	152	2,699
In one year or less, or on demand	**201**	**1,045**	**93**	**1,339**	355	129	14	498
	1,955	**1,095**	**243**	**3,293**	1,130	1,901	166	3,197

13. Creditors - amounts falling due after more than one year (continued)

	2002 £m	2001 £m
Bank loans:		
Repayable otherwise than by instalments within five years	1,066	1,854
Less: amounts falling due within one year	1,016	82
Amounts falling due after more than one year	50	1,772

14. Provisions for liabilities and charges

	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2001	219	69	78	11	377
Arising from acquisitions	35	16	16	-	67
Expenditure in the year	(22)	(27)	(12)	-	(61)
Charged to profit and loss account	13	-	-	-	13
Credited to profit and loss account	-	(2)	(1)	-	(3)
Reclassified	13	9	25	-	47
Currency adjustment	(6)	-	(3)	-	(9)
At 30 September 2002	252	65	103	11	431

Insurance, pensions and other post employment benefits relate to the costs of self funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

COMPASS GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

15. Reserves

	Share premium account	Merger reserve	Consolidated profit and loss account: Before goodwill written off	Goodwill written off	Total
	£m	£m	£m	£m	£m
At 1 October 2001 as previously reported	11	4,170	486	(2,132)	(1,646)
Prior year adjustment (note 4)	-	-	(7)	-	(7)
At 1 October 2001 as restated	11	4,170	479	(2,132)	(1,653)
Foreign exchange reserve movements	-	-	(41)	-	(41)
Premium on ordinary shares issued, net of expenses	57	-	(4)	-	(4)
Retained profit for the year	-	-	63	-	63
At 30 September 2002	68	4,170	497	(2,132)	(1,635)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

16. Acquisitions

Businesses acquired during the year are shown below.

	Consideration and costs	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value of assets acquired	Goodwill
	£m	£m	£m	£m	£m	£m
Seiyo Foods	206	246	(188)	(1)	57	149
Bon Appétit	114	10	(19)	-	(9)	123
Restorama, Rail Gourmet and parts of Gourmet Nova	15	(17)	(8)	-	(25)	40
Louis Catering	28	5	(5)	-	-	28
Vendlink	28	11	(3)	-	8	20
Manpower Kantineservice A/S	22	2	-	-	2	20
Other	158	22	(31)	(2)	(11)	169
Total acquisitions in the year	571	279	(254)	(3)	22	549
Adjustments to prior periods:						
Deferred consideration payable	42	-	-	-	-	42
Adjustments to net assets acquired	-	-	(19)	-	(19)	19
	42	-	(19)	-	(19)	61
	613	279	(273)	(3)	3	610

	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value to the group
	£m	£m	£m	£m
Tangible fixed assets	142	(60)	6	88
Fixed asset investments	176	(91)	-	85
Businesses held for resale	-	28	-	28
Stocks	17	-	-	17
Debtors	194	(29)	-	165
Current asset investments	45	(2)	-	43
Cash	147	-	-	147
Loans and overdrafts	(265)	3	-	(262)
Leases	-	-	(9)	(9)
Creditors	(139)	(74)	-	(213)
Provisions	(18)	(49)	-	(67)
Tax	(8)	35	-	27
Minority interests	(12)	(34)	-	(46)
	279	(273)	(3)	3

Fair value adjustments principally relate to the effect of recategorising assets and liabilities to businesses held for resale, asset valuation adjustments and recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2002 are provisional owing to the short period of ownership.

All acquisitions were accounted for under the acquisitions method of accounting.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2001.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2002

17. Pensions

The assets and liabilities of the major plans operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK Plans		US Plans		Other Plans		Total Plans	
30 September 2002	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m
Equities	6.5%	335	7.8%	38	7.1%	24	6.7%	397
Bonds	5.0%	186	5.3%	18	3.9%	12	5.0%	216
Other assets	0.0%	14	1.8%	2	3.3%	29	2.2%	45
Market value		535		58		65		658
Liabilities		(730)		(131)		(85)		(946)
Deficit		(195)		(73)		(20)		(288)
Deferred tax asset		58		26		7		91
Net FRS 17 liability		(137)		(47)		(13)		(197)

Remove existing provisions/assets net of deferred tax	150
Remove existing SSAP 24 prepayment for Group pension schemes	(3)
Net adjustment which would result from the adoption of FRS 17	(50)
Profit and loss reserve as reported	(1,635)
Profit and loss reserve on a FRS 17 basis	(1,685)

Full disclosure in accordance with FRS 17 is included in the Group's Annual Report for the year ended 30 September 2002.

18. Exchange rates

Exchange rates for major currencies used during the period after taking into account the Group's hedging arrangements were:

	2002 Translation rate	2002 Closing rate
Australian Dollar	2.63	2.89
Canadian Dollar	2.08	2.49
Danish Krone	12.16	11.82
Euro	1.63	1.59
Norwegian Krone	12.95	11.65
Swedish Krona	15.14	14.58
Swiss Franc	2.48	2.32
US Dollar	1.37	1.57

With effect from the year ending 30 September 2003, the Group will translate its overseas earnings into sterling at the actual average exchange rate for the year.

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COMPASS GROUP

Latest News

18 December 2002

COMPASS GROUP PLC: SALE OF TRAVELODGE & LITTLE CHEF TO PERMIRA FUNDS

Compass Group today announces that it has conditionally agreed to sell Travelodge and Little Chef to TLLC Limited, a company formed on behalf of funds advised by Permira, a leading international private equity firm, for a total consideration of £712 million on a debt and cash free basis. Completion of the sale is conditional only upon regulatory clearance from the European Commission and is expected to take place by the end of January 2003.

Background and reasons for the disposal

Travelodge is the UK's second-largest budget hotel company with over 12,000 rooms located in key roadside and urban locations in the UK. Little Chef is the UK's leading roadside restaurant business with 368 outlets on major trunk roads, in addition to outlets on Compass Group's Moto sites. Following a strategic review earlier this year it was determined that the Travelodge and Little Chef businesses lie outside Compass Group's core focus on contract foodservice, vending and selected foodservice concessions. An intention to dispose of the businesses through an auction process was therefore announced on 28 June 2002.

Terms of the disposal

The consideration comprises cash, £10 million of which is to be deferred for a maximum of two years pending the receipt of certain consents. The transaction is being effected primarily via a share sale, with the consideration subject to a working capital adjustment.

Arms-length franchise arrangements will be entered into permitting Compass Group's continued use of Little Chef in the Moto motorway service areas, as well as the purchaser's use of Harry Ramsden's in Little Chef. Following completion, Compass Group will provide certain services to the purchaser on an ongoing basis and a Co-operation Agreement has been agreed covering collaboration on existing sites and on potential future opportunities.

Plans for the businesses

Travelodge and Little Chef represent two of the leading brands in the UK hospitality industry. Permira intends to develop both businesses extensively over the next few years, and has prepared a significant capital investment programme in anticipation of this rapid expansion. In particular, new hotel openings will be accelerated in Travelodge and the brand development programme already started by Compass Group in Little Chef will be continued.

Financial effects for Compass of the disposal and use of the proceeds

For the year ended 30 September 2002, Travelodge and Little Chef had turnover of £368 million and contributed £105 million to Compass Group's operating profit before goodwill amortisation and after depreciation of £15 million. Capital expenditure for the year ended 30 September 2002 was £51 million and the businesses had net assets of £707 million as at 30 September 2002.

Proceeds will be used to reduce borrowings and fund an on market share buy back programme of up to £300 million. It is not anticipated that the share buy back programme will commence before completion.

Michael J. Bailey, Chief Executive, Compass Group, commented:

"We are pleased to have successfully agreed this disposal. Travelodge and Little Chef are two great businesses, but they do not fit with our strategic focus on contract foodservice, vending and selected foodservice concessions. We wish the new owners and all the staff well for the future.

"We are also pleased to announce a share buy back programme, which underlines our focus on delivering shareholder value.

"We will continue to concentrate on our strategy of focusing on the foodservice and vending markets, delivering solid organic growth, continued margin improvement, strong free cash flow generation and improving return on capital employed."

Carl Parker, Permira Partner commented:

"We are delighted to acquire two brand leading businesses in one transaction. Travelodge is the most highly recognised brand in the budget hotel sector, which is the fastest growing sector in the industry, and we look forward to playing a part in that continued growth. Little Chef has a unique position in the roadside catering market and has a loyal customer base, which provides a solid platform for future development. "

Ends

Enquiries

Compass

Andrew Lynch Compass Group 01932 573 000
Tim Grey / Simon Sporborg Brunswick 020 7404 5959

Permira
Amanda Shaw Permira 020 7632 1007
Edward Orlebar / Melanie Gerlis Finsbury 020 7251 3801

Notes to Editors

1.**Compass Group** is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

2.**Permira** is one of the largest private equity specialists in Europe. As an independent business, Permira is owned and controlled by its partners. The firm's team of over 100, based in Frankfurt, London, Milan, Paris and New York advises the Permira Funds with a total committed capital of €Euro 6 billion. Since 1985, the Permira Funds have completed over 250 private equity transactions. During the last three years, the Permira Funds have invested in 15 acquisitions with a combined transaction value of over € Euro 10 billion. There are 67,000 people employed by businesses backed by the Permira Funds.

3.**Travelodge** is the second largest operator in the UK budget hotel sector, providing over 12,000 rooms in 220 hotels located on Britain's trunk road and motorway network and major city centres.

4.**Little Chef** is the largest roadside restaurant chain in Britain with 368 outlets on the trunk road network and 29 on the motorway network, including 5 sites in Ireland. Every year, more than 30 million people eat at Little Chef restaurants. Over the past twelve months, Compass Group has successfully piloted a brand development programme for Little Chef, extending its offering through the introduction of brands including Harry Ramsden's.

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COMPASS GROUP

About Us | Foodservice & Hospitality | People | Investor Relations | HOME | Contact Us

News

Latest News

30 December 2002

Compass Group PLC
Completion of Onama Acquisition

Compass Group is pleased to confirm that the acquisition of a 60% stake in Onama S.p.A, based in Milan, Italy, as announced in September 2002, completed today.

Ends

Enquiries

Tim Grey / Simon Sporborg
Brunswick
020 7404 5959

Notes to Editors

1.
Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 390,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

2.
Onama provides some 90 million meals annually from 600 catering facilities principally across Italy, employing 10,000 people, and had turnover of Euro 446m (£282m) for the year ended 31st December 2001. Net debt at that date was Euro 42m (£27m).

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II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

(i) Notificaton that a document relating to the issue by compass Group PLC of Euro 600 million 6% notes 2009 as part of the £2,000,000,000 Euro Medium Term Note Programme is available for inspection at the UKLA's document viewing facility (May 29, 2002).

(ii) Notification of dealings in Compass Group PLC shares by Peter Blackburn a non-executive director of Compass Group PLC (May 31, 2002).

(iii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 11,826 ordinary shares in the Company to participants in the Company's commitment share plan (June 10, 2002).

(iv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 4,532 ordinary shares in the Company to participants in the Company's commitment share plan (June 18, 2002).

(v) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 34,522 ordinary shares in the Company to participants in the Company's commitment share plan (June 24, 2002).

(vi) Notification that Compass Group PLC will announce its preliminary results for the year ending 30 September 2002 on 3 December 2002. (June 26, 2002).

(vii) Schedule 10 - Notification that following acquisitions, The Capital Group Companies, Inc holds a 3.03% interest in the issued share capital of Compass Group PLC (June 26, 2002).

(viii) Notification from Compass Group PLC that following a strategic review it has been decided to dispose of Travelodge and Little Chef through separate auction processes to be handled by SSSB (June 28, 2002).

(ix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of an aggregate of 6,667 ordinary shares in the Company to participants in the Company's commitment share plan (July 2, 2002).

(x) Notification that Compass Group PLC's Japanese subsidiary, Seiyo Food Systems, Inc. has sold a portion of its shareholding in Yoshinoya D&C Co. Ltd. (July 4, 2002).

(xi) Notification from the Department of Trade & Industry that Competition Minister, Melanie Johnson announces clearance of Compass/Rail Gourmet rail catering merger (July 5, 2002).

(xii) Notification of transactions undertaken by each of Francis Mackay and Michael Bailey resulting in an increase in their respective beneficial holdings in the ordinary shares of Compass Group PLC (July 5, 2002).

(xiii) Notification of a grant under the terms of the Compass Group PLC Saving-Related share Option Scheme to Michael Bailey (Group Chief Executive) of options over 4,925 ordinary shares in Compass Group PLC (July 8, 2002).

(xiv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 45,320 ordinary shares in the Company to participants in the Company's commitment share plan (July 9, 2002).

(xv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 127,007 ordinary shares in the Company to participants in the Company's commitment share plan (July 17, 2002).

(xvi) Notification of an invitation to comment from the Director General of the Office of Fair Trading in relation to the acquisition by Compass Group PLC, through Moto Hospitality Limited, of the Bridgewater Motorway Services Area business of First Motorway Services Limited (July 19, 2002).

(xvii) Schedule 10 - Notification that following acquisitions, The Capital Group Companies, Inc holds a 4.02% interest in the issued share capital of Compass Group PLC (July 19, 2002).

(xviii) Schedule 10 - Notification that following acquisitions, Artesian Partners Limited Partnership holds a 3.01% interest in the issued share capital of Compass Group PLC (August 5, 2002).

(xix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 87,621 ordinary shares in the Company to participants in the Company's commitment share plan (August 8, 2002).

(xx) Schedule 11 - Notification of the purchase by Valerie Gooding (non-executive director of compass Group PLC) of 2,382 ordinary shares in the issued share capital of Compass Group PLC (August 15, 2002).

(xxi) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 28,463 ordinary shares in the Company to participants in the Company's commitment share plan (August 15, 2002).

(xxii) Notification from Compass Group PLC that it will host a facilities visit in central London for support service analysts following Compass Group's change to that sector earlier in 2002 (August 19, 2002).

(xxiii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 13,184 ordinary shares in the Company to participants in the Company's commitment share plan and 2,722 ordinary shares in the Company to participants in the Company's sharesave scheme (August 22, 2002).

(xxiv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 9,834 ordinary shares in the Company to participants in the Company's commitment share plan (September 4, 2002).

(xxv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 34,141 ordinary shares in the Company to participants in the Company's commitment share plan (September 10, 2002).

(xxvi) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 31,946 ordinary shares in the Company to participants in the Company's commitment share plan (September 16, 2002).

(xxvii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 58,686 ordinary shares in the Company to participants in the Company's commitment share plan (September 23, 2002).

(xxviii) Notification from Compass Group PLC relating to the appointment of Clive Grundy as an executive director of the Company (September 25, 2002).

(xxix) Compass Group PLC Trading update (September 27, 2002).

(xxx) Notification from Compass Group PLC of grants to certain executive directors of share options under the terms of the Company's executive share option plan (September 30, 2002).

(xxxi) Notification from the Director General of the Office of Fair Trading confirming its decision to not refer to the Competition Commission the acquisition by Compass Group PLC, through Moto Hospitality Limited, of the Bridgewater Motorway Services Area business of First Motorway Services Limited (September 30, 2002).

(xxxii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 33,347 ordinary shares in the Company to participants in the Company's commitment share plan (September 30, 2002).

(xxxiii) Declaration from Compass Group PLC relating to the appointment of Clive Grundy as an executive director of the Company (October 3, 2002).

(xxxiv) Schedule 10 - Notification that following disposals, The Capital Group Companies, Inc holds a 3.99% interest in the issued share capital of Compass Group PLC (November 21, 2002).

(xxxv) Notification from Compass Group PLC relating to the preliminary results for the year ended September 30, 2002 (December 3, 2002).

(xxxvi) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 118,661 ordinary shares in the Company to participants in the Company's commitment share plan and 817 ordinary shares in the Company to participants in the Company's sharesave scheme (August 22, 2002).

(xxxvii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 48,707 ordinary shares in the Company to participants in the Company's commitment share plan (December 5, 2002).

(xxxviii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 40,211 ordinary shares in the Company to participants in the Company's commitment share plan (December 9, 2002).

(xxxix) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 80,862 ordinary shares in the Company to participants in the Company's commitment share plan (December 16, 2002).

(xl) Notification from Compass Group PLC relating to the sale of Travelodge and Little Chef to Permira Funds (December 18, 2002).

(xli) Notification from Schroder Venture International Investment Trust plc ("SVIIT") of its investment in Travelodge and Little Chef (December 18, 2002).

(xlii) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust No.2 of 39,833 ordinary shares in the Company to participants in the Company's commitment share plan (December 20, 2002).

(xliii) Schedule 10 - Notification that following acquisitions, FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries holds a 3.03% interest in the issued share capital of Compass Group PLC (December 23, 2002).

(xliv) Notification from Compass Group PLC relating to the acquisition and immediate disposal by the Trustee of the Compass Group Employee Trust

No.2 of 13,436 ordinary shares in the Company to participants in the Company's commitment share plan (December 24, 2002).

(xlv) Confirmation that Compass Group PLC has completed the acquisition of a 60% stake in Onama S.p.A.

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Pricing Supplements
Released	16:35 29 May 2002
Number	6154W

RNS Number:6154W
Compass Group PLC
29 May 2002

Doc Re E600,000,000 6.0 per cent. Notes due 2009 - ISIN: XS0148363814

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	10:49 31 May 2002
Number	7096W

RNS Number:7096W
Compass Group PLC
31 May 2002

03 JAN 16 AM 7:47

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

PETER BLACKBURN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PETER BLACKBURN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired

5,000

8) (N/A %)
of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

427 PENCE

13) Date of transaction

31 MAY 2002

14) Date company informed

31 MAY 2002

15) Total holding following this notification

5,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

ANDREW V DERHAM - 01932 573159

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 31 MAY 2002

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	15:31 10 Jun 2002
Number	0214X

RNS Number:0214X
Compass Group PLC
10 June 2002

Compass Group PLC (the Company) announces that on 7 June 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 11,826 ordinary shares in the Company (Shares).

The Shares were subscribed at 431p per Share, being the middle market quotation of a Share on 6 June 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:17 18 Jun 2002
Number	4283X

RNS Number:4283X
Compass Group PLC
18 June 2002

Compass Group PLC (the Company) announces that on 18 June 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 4,532 ordinary shares in the Company (Shares).

The Shares were subscribed at 377.25p per Share, being the middle market quotation of a Share on 14 June 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:34 24 Jun 2002
Number	6798X

RNS Number:6798X
Compass Group PLC
24 June 2002

Compass Group PLC (the Company) announces that on 21 June 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 34,522 ordinary shares in the Company (Shares).

The Shares were subscribed at 384.5p per Share, being the middle market quotation of a Share on 19 June 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Notice of Results
Released	07:00 26 Jun 2002
Number	PRNUK-2506

26 June 2002

Compass Group PLC

Notice of Preliminary Results

Compass Group PLC confirms it will announce its Preliminary Results for the year ended 30 September 2002 on 3 December 2002.

Ends

Enquiries

Cathi Lawrence	Compass Group	Tel: 01932 573 000
Timothy Grey	Brunswick	Tel: 020 7404 5959

Note

Compass Group is the world's largest foodservice company employing over 360,000 people in over 90 countries and with annual revenues in excess of £10bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and railway stations throughout USA, Europe and developing markets in Asia and South America.

The Group owns and operates major foodservice brands including Au Bon Pain, Harry Ramsden's, Little Chef, Upper Crust and Ritazza which are available to its clients and customers through its sector brands including Eurest, Scolarest, Medirest and Morrison, Canteen Vending and Selecta, Select Service Partner and Moto. Further information on the Group can be found at www.compass-group.com

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 168068

All relevant boxes should be completed in block capital letters.

1. Name of Company	2. Name of shareholder having a major interest
COMPASS GROUP PLC	**THE CAPITAL GROUP COMPANIES, INC.**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10 PENCE EACH	**ON OR BEFORE 24 JUNE 2002**	**25 JUNE 2002**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
67,635,805	**3.03%**

14. Any additional information	15. Name of contact and telephone number for queries
SEE LETTER ATTACHED	**ANDREW V DERHAM** **TEL: 01932 573159**

16. Name and signature of authorised company official responsible for making this notification

Andrew V. Derham

ANDREW V DERHAM

Date of notification **26 JUNE 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

8

THE CAPITAL GROUP COMPANIES, INC.

333 South Hope Street, Los Angeles, California 90071 • Telephone (213) 486-9200 • Fax (213) 486-9217

25 June 2002

BY FAX - ORIGINAL IN POST
(44 1932 5699 57)

Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 24 June 2002.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of our organization, please visit our Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of your company for their own account. Rather, the shares reported in this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts.

For the purposes of this Notification an outstanding share balance of 2,232,125,364 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez

Gina Martinez
Compliance Associate

67,635,805 / 2,232,562,503 = 3.03%

198/90/I

To: Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Date: 24 June 2002

SECTION 198 NOTIFICATION
Notification of New

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (2,232,125,364 shares outstanding)

Number of shares in which the Companies have an interest:

67,635,805

Name(s) of registered holder(s):

See Schedule B

As of 24 June 2002

Compass Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**67,635,805**	**3.03%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	32,101,099.00	1.44%
• Capital International Limited	22,558,630.00	1.01%
• Capital International S.A.	6,788,338.00	0.30%
• Capital International, Inc.	80,733.00	0.00%
• Capital Research and Management Company	6,107,005.00	0.27%

Schedule of holdings in Compass Group plc
As of 24 June 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,944,760
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	820,086
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,007,608
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	356,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	5,929,278
Deutsche Bank Mannheim	5,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,373,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	604,900

Citibank London 11 Old Jewry London EC2R 8D8 UK	425,221
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,078,246
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	9,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	88,200
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	16,500
Citibank NA Toronto	24,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	8,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	95,500

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	309,000
TOTAL	**32,101,099**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	460,471
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,391,988
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,470,351
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	215,278
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	6,208,470
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	190,065
Citibank London 11 Old Jewry London EC2R 8D8 UK	192,144
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	504,262

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,375,978
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	28,452
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	122,600
State Street Bank & Trust Co.	307,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	62,261
Citibank NA Toronto	41,544
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	905,332
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,233,700
Northern Trust AVFC South Africa	235,200

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	39,136
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	168,000
Bank One London	358,298
Clydesdale Bank plc	47,400
TOTAL	**22,558,630**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	213,850
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	137,863
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,106,270
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	74,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	778,052
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	567,909
Citibank London 11 Old Jewry London EC2R 8DB UK	26,000
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	18,590

Morgan Stanley	21,525
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,751,519
State Street Bank & Trust Co.	25,000
National Westminster Bank	150,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	28,687
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	300,453
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	82,823
Citibank NA Toronto	33,697
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	235,700

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	235,600
TOTAL	**6,788,338**

Capital International, Inc.

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		57,512
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		23,221
	TOTAL	**80,733**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,043,375
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,063,630
TOTAL	**6,107,005**

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Statement re Travelodge & Little Chef
Released	07:00 28 Jun 2002
Number	PRNUK-2706

28th June 2002

COMPASS GROUP PLC: TRAVELODGE & LITTLE CHEF

Following a strategic review of Travelodge and Little Chef, Compass Group PLC has decided to pursue their disposal through separate auction processes, to be handled by SSSB.

Travelodge is the UK's second-largest budget hotel company with around 12,000 rooms located in key roadside and urban locations in the UK. Little Chef is the UK's leading roadside restaurant business with 397 outlets across the country.

Michael J. Bailey, Chief Executive, Compass Group, commented:

'Travelodge is a strong brand in the highly attractive market for budget accommodation. Little Chef has an unparalleled network of sites across the UK. Both businesses have committed and highly motivated management teams, and proven growth strategies in place.

'Nonetheless, given Compass Group's strategic focus on contract foodservice, vending and on selected foodservice concessions, we have taken the view that neither business is core to Compass Group's strategy going forward, and that it is appropriate to pursue these disposals.'

Ends

Enquiries

Tim Grey / Simon Sporborg Brunswick 020 7404 5959

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

2. Travelodge is the second largest operator in the budget hotel sector, providing around 12,000 rooms in 220 hotels located on Britain's trunk road and motorway network and major city centres.

3. Little Chef is the largest roadside restaurant chain in Britain with 397 outlets on the trunk road and motorway network. Every year, more than 30 million people eat at Little Chef restaurants. Over the past twelve months, Compass Group has successfully piloted a brand development programme for Little Chef.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:58 2 Jul 2002
Number	0938Y

RNS Number:0938Y
Compass Group PLC
2 July 2002

Compass Group PLC (the Company) announces that on 1 July 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 4,333 ordinary shares in the Company (Shares) and on 2 July 2002, subscribed for 2,334 Shares.

The Shares were subscribed at 384.5p and 399.5p per Share, being the middle market quotations of a Share on 28 June 2002 and 1 July 2002 respectively. Following these acquisitions, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Statement re Seiyo Food Systems
Released	08:00 4 Jul 2002
Number	PRNUK-0307

4th July 2002

COMPASS GROUP: SEIYO FOOD SYSTEMS

Compass Group confirms that its Japanese subsidiary Seiyo Food Systems has sold a portion of its shareholding in Yoshinoya as part of Yoshinoya's buy-back of shares - representing total proceeds to Seiyo of ¥6.4 billion (approximately £ 35 million). The company confirms its shareholding in Yoshinoya has now reduced to 133,540 shares, representing 20.2% of the equity of Yoshinoya.

Compass Group also confirms that it is exploring with Yoshinoya entering into a franchise arrangement for the use of the Yoshinoya `beef bowl' concept in USA in Compass Group's trade channels in B&I, education, and healthcare area. The company would also work with Yoshinoya in a number of other areas, including purchasing and acting as a consultant to Yoshinoya in its own network development in North America.

Michael J Bailey, Chief Executive, Compass Group noted, 'Yoshinoya is a great brand and we are delighted to have agreed a preliminary framework for an on-going relationship in our key markets in both Japan and USA. The close collaboration between our two companies and our commitment to work together in the future in areas of mutual benefit, such as purchasing, will build on the excellent relationship built in Japan by Yoshinoya and Seiyo Foods.'

Ends

For further information contact:

Tim Grey/ Pamela Small, Brunswick 020 7404 5959

Notes

1. Compass Group

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com.

2. Seiyo Food Systems

Founded in 1947, Seiyo is based in Tokyo and manages 360 contract outlets for clients and operates 273 concession outlets throughout Japan.

On 30 January 2002, Compass Group confirmed the successful conclusion of its cash tender offer for Seiyo. Compass Group now owns 80.0% of Seiyo's issued share capital and has the additional voting support of Seiyo's two largest shareholders, Saison Network Inc. and Seibu Department Stores, Ltd., together

representing a further 13.5% of the equity of Seiyo.

3. Yoshinoya

Yoshinoya D&C Co. Ltd. is a leading Japanese fast food chain with No.1 market share in the beef bowl business. It is operating the beef bowl business in six countries and regions, including the U.S. and Taiwan. The total number of group chain store is 1,848 as of February 2002. It is listed on the 1st section of Tokyo Stock Exchange with a market capitalisation of ¥142 billion (£792 million).

END

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Company	Dept Trade & Industry
TIDM	
Headline	Merger Update
Released	15:00 5 Jul 2002
Number	2626Y

MELANIE JOHNSON ANNOUNCES CLEARANCE OF COMPASS/RAIL GOURMET RAIL CATERING MERGER

Competition Minister Melanie Johnson has today announced clearance for the acquisition by Compass Group PLC of the UK subsidiaries of Rail Gourmet AG. She also published the Competition Commission's report on the merger.

The Competition Commission concluded that the acquisition does not operate against the public interest because:

- it would only increase the share of supply of the merged entity in the UK by 3% (from 80% to 83%);
- the market for on-train catering services in the UK is essentially a bidding market, controlled by the train operating companies;
- within that market few barriers to entry were found for the supply of on-train trolley services in the UK, where several smaller operators are active;
- the merger is unlikely to discourage other potential competitors from bidding for future on-train catering service contracts or enable the combined entity to exercise enhanced market power to the detriment of competition;
- although Compass Group has a very substantial presence in on-station catering services, that presence has fallen markedly under growing competition and it does not give Compass Group any significant advantage in the separate market for on-train catering services.

The Commission were, however, concerned about the way that train operating companies control

their catering services contracts. They felt that more might be done to encourage competition and creativity in the interests of consumers. This is a separate issue from the merger so it does not affect the Commission's conclusions. But the Commission have suggested that the Strategic Rail Authority should be asked to look at it.

Notes for Editors

1. The European Commission was formally notified on 14 January 2002 of the proposed acquisition by Compass Group PLC of Rail Gourmet Holding AG, Restorama AG and parts of Gourmet Nova AG, formerly part of the Swissair Group. On 26 February 2002 the European Commission(EC) cleared the transaction except for activities related to the supply of on-train food services in the UK. Following a request by the UK Government, that part of the proposed acquisition was referred to the UK competition authorities on the same day under Article 9 of the European Community Merger Regulation (ECMR)

2. Article 9 of the ECMR gives the EC the power to refer all or part of a proposed merger transaction to the relevant member state's own competent competition authorities. It also imposes a four month deadline from the referral on the member state's authorities to publish any report or announce their findings on the transaction in question. In this case the effective deadline is 5 July 2002.

3. Patricia Hewitt accepted advice from the Director General of Fair Trading that the proposed acquisition might raise competition concerns and referred it to the Competition Commision (CC) on 26 March 2002 under the merger provisions of the Fair Trading Act 1973 (see DTI Press Notice 2002/190). The CC submitted its report on 17 June 2002.

4. The Fair Trading Act 1973 empowers the Secretary of State to refer to the CC for investigation and report actual or proposed mergers which create or intensify a market share of over 25 per cent of the supply in the UK, or a substantial part of the UK, of particular goods and services, or which involve the take-over of assets exceeding £70 million.

5. If the CC concludes that a merger is not against the public interest, the Secretary of State has no power to prohibit the merger or to impose conditions.

6. Copies of the CC report Cm5562 are available from the Stationery Office, price £14.75

END

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Director Shareholding
Released	09:00 5 Jul 2002
Number	PRNUK-0407

Fax No. 020 7588 6057

5 July 2002

Company Announcements Office

London Stock Exchange

Old Broad Street

London EC2N 1HP

AVS Number:

Dear Sir

Compass Group PLC - increase in Directors' shareholdings

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares in the company ('Shares').

As a result of the transactions described below, the interest of Mr Mackay has increased by 212,896 Shares and the interest of Mr Bailey has increased by 159,190 Shares so that, on 4 July 2002, these Directors are beneficially interested in Shares as shown below:

Name	Number of Shares	Percentage of issued share capital
Francis H Mackay	3,156,998	0.142
Michael J Bailey	2,130,067	0.095

Mr Mackay and Mr Bailey held share options, awarded on 12 July 1995, under the Compass Group PLC Executive Share Option Scheme. The lapse date of these options was the seventh anniversary of issue, namely 12 July 2002.

On 4 July 2002, the options were released and an amount was paid by the Compass Group Employee Benefit Trust Number 2 equal to the excess of the 381.5p middle market quotation of a Share on 4 July 2002 over the 105.7p per Share exercise price under the options as shown below:

Name	Number of Shares under the released option	Cash amount paid
Francis H Mackay	367,000	£1,012,186.00
Michael J Bailey	220,200	£607,311.60

In the case of Mr Mackay, £812,198.24 was applied by a family trust in which he has a beneficial interest in subscribing for 212,896 Shares at a price of

381.5p per Share (being the middle market quotation of a Share on 4 July 2002).

In the case of Mr Bailey, the entire cash amount was applied by a family trust in which he has a beneficial interest in subscribing for 159,190 Shares at a price of 381.5p per Share (being the middle market quotation of a Share on 4 July 2002).

Yours faithfully

Ronald M Morley

Secretary

END

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**************** -COMM.JOURNAL- ********************* DATE 03-DEC-2002 ***** TIME 16:25 *** P.01

MODE = MEMORY TRANSMISSION START=03-DEC 16:24 END=03-DEC 16:25

FILE NO.= 045

NO.	COM	ABBR/NTWK	STATION NAME/ TELEPHONE NO.	PAGES	PRG.NO.	PROGRAM NAME
001	OK	☎	02078327636	003/003		

-COMPASS GROUP EXECS -

*************************************** -COMPASS GROUP - ***** - 01932 569957- *********

COMPASS
GROUP

Fax

To	Simon Evans	From	Andrew V Derham
Company	Freshfields	Office	Chertsey
Office	London	Telephone no.	01932 573159
Fax no.	020 7832 7636	Fax no.	01932 569957
Date	3rd December 2002	Total no of pages	3
Copy			

Dear Simon

Compass Group PLC – RNS Announcement

I refer to our telephone conversation and please find attached copy of the RNS announcement in relation to Francis Mackay and Mike Bailey dated 5th July 2002.

Kind regards

[signature]

If there are problems with this fax please call the sender on the telephone number above.

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

COMPASS GROUP

Fax

To	Simon Evans	From	Andrew V Derham
Company	Freshfields	Office	Chertsey
Office	London	Telephone no.	01932 573159
Fax no.	020 7832 7636	Fax no.	01932 569957
Date	3rd December 2002	Total no of pages	3
Copy			

Dear Simon

<u>Compass Group PLC – RNS Announcement</u>

I refer to our telephone conversation and please find attached copy of the RNS announcement in relation to Francis Mackay and Mike Bailey dated 5th July 2002.

Kind regards

If there are problems with this fax please call the sender on the telephone number above.

Compass Group PLC
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA
Telephone 01932 573000 Facsimile 01932 569956
Registered number 4083914 Registered in England VAT number 466/4777/01

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Savings Related Share Option Scheme
Released	09:00 8 Jul 2002
Number	PRNUK-0507

Tel: 01932 573159

Fax: 01932 569957

E-mail andrew.derham@compasss-group.co.uk

Fax No: 020 7588 6057

8 July 2002

Company Announcements Office

London Stock Exchange

Old Broad Street

London EC2N 1HP

AVS Number: 461613

Dear Sir

Compass Group PLC (the 'Company') - Savings Related Share Option Scheme (the 'SAYE Scheme')

Michael J. Bailey, Chief Executive of Compass Group PLC, has been granted an option to acquire 4,925 ordinary shares in the Company at an exercise price of 336 pence per share. The option is exercisable between 1 September 2007 and 28 February 2008.

Yours faithfully

Andrew V Derham

Deputy Secretary

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	16:17 9 Jul 2002
Number	3908Y

RNS Number:3908Y
Compass Group PLC
9 July 2002

Compass Group PLC (the Company) announces that on 8 July 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 45,320 ordinary shares in the Company (Shares).

The Shares were subscribed at 386.5p per Share, being the middle market quotation of a Share on 5 July 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:23 17 Jul 2002
Number	7708Y

RNS Number:7708Y
Compass Group PLC
17 July 2002

Compass Group PLC (the Company) announces that on 17 July 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 127,007 ordinary shares in the Company (Shares).

The Shares were subscribed at 341.25p per Share, being the middle market quotation of a Share on 15 July 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	Office of Fair Trading
TIDM	
Headline	Mergers Update
Released	15:00 19 Jul 2002
Number	8769Y

RNS Number:8769Y
Office of Fair Trading
19 July 2002

"INVITATION TO COMMENT"

Acquisition by Compass Group plc, through Moto Hospitality Ltd, of the Bridgewater Motorway Service Area business of First Motorway Services Ltd

The Director General of Fair Trading is considering whether the above acquisition qualifies for investigation under the merger provisions of the Fair Trading Act 1973. Should it be found to qualify, the Director General will consider it further with a view to advising the Secretary of State for Trade and Industry under section 76(1) of the Act as to whether or not the merger should be referred to the Competition Commission for investigation and report.

Affected Sector: Motorway Service Areas

Please send written representations about any competition or public interest implications to:

Ms W Simpson
Office Of Fair Trading
1st Floor
1 Poultry
London EC2R 8JR

FAX: 020-7211-8916

to arrive by 2 August 2002.

END

82-5161

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO | 603416 |

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**	2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC.**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10 PENCE EACH	**ON OR BEFORE 17 JULY 2002**	**18 JULY 2002**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
89,862,815	**4.02%**

14. Any additional information	15. Name of contact and telephone number for queries
SEE LETTER ATTACHED	**ANDREW V DERHAM** **TEL: 01932 573159**

16. Name and signature of authorised company official responsible for making this notification

Andrew V. Derham.

ANDREW V DERHAM

Date of notification 19 **JULY 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

aderham\sched10

9

Capital Group
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 615 0469
Fax (213) 486 9698

18 July 2002

BY FAX - ORIGINAL IN POST
(44 1932 5699 57)

Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 17 July 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 2,232,125,364 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Greg Dickinson
Compliance Associate

Shares in issue = 2,233,036,956 ∴ 89,862,815/2,233,036,956 = 4.024%

198/90/I

To: Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Date: 17 July 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (2,232,125,364 shares outstanding)

Number of shares in which the Companies have an interest:

89,862,815

Name(s) of registered holder(s):

See Schedule B

As of 17 July 2002

Compass Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**89,862,815**	**4.03%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	47,487,113.00	2.13%
• Capital International Limited	27,232,726.00	1.22%
• Capital International S.A.	8,398,355.00	0.38%
• Capital International, Inc.	637,616.00	0.03%
• Capital Research and Management Company	6,107,005.00	0.27%

Schedule of holdings in Compass Group plc
As of 17 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,442,160
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,048,686
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	19,384,707
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	554,971
Midland Bànk plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	9,713,778
Deutsche Bank Mannhelm	5,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,798,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	812,800

Citibank London 11 Old Jewry London EC2R 8DB UK	700,221
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,124,027
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	17,900
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	117,900
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	21,400
Citibank NA Toronto	31,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	9,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	118,000

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	581,763
TOTAL	**47,487,113**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	475,371
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,585,088
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,297,551
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	232,378
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,747,366
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	212,865
Citibank London 11 Old Jewry London EC2R 8DB UK	374,044
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	700,662

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,316,378
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	37,452
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	122,600
State Street Bank & Trust Co.	570,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	62,261
Citibank NA Toronto	60,844
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,291,332
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,865,800
Mellon Bank N.A. London Branch London United Kingdom	250,700

Northern Trust AVFC South Africa	235,200
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	39,136
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	243,000
Bank One London	423,498
Clydesdale Bank plc	88,300
TOTAL	**27,232,726**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	29,300
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	201,463
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,477,270
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	74,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	698,058
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	716,409
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	48,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	28,890
Morgan Stanley	32,925
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,008,103
State Street Bank & Trust Co.	25,000
National Westminster Bank	170,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	33,787
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	300,453
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	42,500
Citibank NA Toronto	33,697

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	192,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	258,500
TOTAL	**8,398,355**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	242,062
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	23,221
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	58,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	132,794
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	89,016
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	46,023
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	46,500
TOTAL	**637,616**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,043,375
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,063,630
TOTAL	**6,107,005**

82-5161

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 921942

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**		2. Name of shareholder having a major interest **ARTISAN PARTNERS LIMITED PARTNERSHIP**	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**	
5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **ON OR BEFORE 25 JULY 2002**	11. Date company informed **2 AUGUST 2002**
12. Total holding following this notification **67,249,609**	13. Total percentage holding of issued class following this notification **3.01%**	

14. Any additional information **SEE LETTER ATTACHED**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**
16. Name and signature of authorised company official responsible for making this notification Andrew V. Derham. **ANDREW V DERHAM** Date of notification **5 AUGUST 2002**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

July 29, 2002

BY FEDERAL EXPRESS

Compass Group plc
Attention: Company Secretary
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA
England

Ladies and Gentlemen:

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 to 202 of the Companies Act (1985) (the "**Act**"), that:

(a) As at July 25 2002, Artisan Partners Limited Partnership was interested for the purposes of the Act in 67,249,609 ordinary shares of 10 pence each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group plc (the "**Relevant Shares**");

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	50,826,686
Boston Safe	3,642,803
BT Globenet Nominees Limited	7,203,775
Northern Trust Nominees Ltd.	2,491,637
Chase Nominees Ltd.	992,808
The Bank of New York Nominees Limited	1,820,400
Barnett & Co.	271,500

(c) Artisan Partners Limited Partnership is interested in the Relevant Shares by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is as stated at the foot of this letter.

Yours faithfully,

ARTISAN PARTNERS LIMITED PARTNERSHIP
by Artisan Investment Corporation, its general partner

Janet D. Olsen
Vice President

82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	16:59 8 Aug 2002
Number	7543Z

RNS Number:7543Z
Compass Group PLC
8 August 2002

Compass Group PLC (the Company) announces that on 8 August 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 87,621 ordinary shares in the Company (Shares).

The Shares were subscribed at 279p per Share, being the middle market quotation of a Share on 7 August 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

Vanessa Gooding

82-5161

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS number **458422**

All relevant boxes should be completed in block capital letters.

1. Name of company **COMPASS GROUP PLC**	2. Name of director **VALERIE GOODING**
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **DIRECTOR NAMED IN 2 ABOVE**	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **VALERIE GOODING**
5. Please state whether notification relates to person(s) connected with the director named in 2 above and identify the connected person(s) **N/A**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **PURCHASE OF SHARES**

7. Number of shares/amount of stock acquired **2,382**	8. Percentage of issued class **N/A**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class **N/A**
11. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	12. Price per share **303 PENCE**	13. Date of transaction **15 AUGUST 2002**	14. Date company informed **15 AUGUST 2002**

15. Total holding following this notification **5,001 ORDINARY SHARES**	16. Total percentage of issued class following this notification **N/A**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant **N/A**	18. Period during which or date on which exercisable **N/A**
19. Total amount paid (if any) for grant of the option **N/A**	20. Description of shares or debentures involved: class, number **N/A**
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise **N/A**	22. Total number of shares or debentures over which options held following notification **N/A**

23. Any additional information **N/A**	24. Name of contact and telephone number for queries **ANDREW V DERHAM (01932 573159)**

25. Name and signature of authorised company official responsible for making this notification

ANDREW V DERHAM (DEPUTY COMPANY SECRETARY)
Date of notification: **15 AUGUST 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

82-5161

Full Text Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Statement re Commitment Plan
Released	17:39 15 Aug 2002
Number	0431A

RNS Number:0431A
Compass Group PLC
15 August 2002

Compass Group PLC (the Company) announces that on 15 August 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 28,463 ordinary shares in the Company (Shares).

The Shares were subscribed at 296p per Share, being the middle market quotation of a Share on 14 August 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Facilities visit
Released	07:00 19 Aug 2002
Number	PRNUK-1608

For release at 07.00am

Monday 19 August 2002

Compass Group PLC

Facilities visit

Compass Group, the world's largest foodservice organisation, will today be hosting a facilities visit in central London for support services analysts, following its change of sector earlier this year.

The programme will start with an introduction by Michael J Bailey, Group Chief Executive, Andrew Lynch, Group Finance Director, and Don Davenport, Chief Executive Officer, UK and Ireland. They will talk about aspects of Compass Group's strategy, including:

* Generating business and servicing clients through Compass Group's unique 'portfolio' approach of offering clients a mix of contract catering, branded concessions and vending;

* Addressing the foodservice market, worth in excess of £246 billion, through segmentation enabling greater focus and expertise.

The day will be structured around presentations and visits to concessions, business and industry, events and hospitality, and healthcare foodservice.

Compass Group last gave a trading update at its interim results on 23 May 2002 and will not disclose any new financial information on today's visit. The Group will make its scheduled pre-close period announcement for the year ended 30 September 2002 by the end of September. Preliminary results will be announced on 3 December 2002.

- ends -

Enquiries: Brunswick 020 7404 5959

Tim Grey

Charlotte Elston

Anna Jones

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	14:54 22 Aug 2002
Number	2950A

RNS Number:2950A
Compass Group PLC
22 August 2002

Compass Group PLC (the Company) announces that on 22 August 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 15,906 ordinary shares in the Company (Shares).

The Shares were subscribed at 328.25p per Share, being the middle market quotation of a Share on 21 August 2002. Following this acquisition, the Trustee distributed 13,184 shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan) and 2,722 shares to satisfy entitlements under an offer made by the Company to employees at the time of the Granada Compass Merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:31 4 Sep 2002
Number	7719A

RNS Number:7719A
Compass Group PLC
4 September 2002

Compass Group PLC (the Company) announces that on 4 September 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 9,834 ordinary shares in the Company (Shares).

The Shares were subscribed at 303p per Share, being the middle market quotation of a Share on 3 September 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	16:26 10 Sep 2002
Number	0025B

RNS Number:0025B
Compass Group PLC
10 September 2002

Compass Group PLC (the Company) announces that on 10 September 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 34,141 ordinary shares in the Company (Shares).

The Shares were subscribed at 303.25p per Share, being the middle market quotation of a Share on 9 September 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	16:56 16 Sep 2002
Number	2416B

RNS Number:2416B
Compass Group PLC
16 September 2002

Compass Group PLC (the Company) announces that on 16 September 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 31,946 ordinary shares in the Company (Shares).

The Shares were subscribed at 304.25p per Share, being the middle market quotation of a Share on 13 September 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

82-5161

Full Text Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:43 23 Sep 2002
Number	5315B

RNS Number:5315B
Compass Group PLC
23 September 2002

Compass Group PLC (the Company) announces that on 23 September 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 58,686 ordinary shares in the Company (Shares).

The Shares were subscribed at 276p per Share, being the middle market quotation of a Share on 20 September 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Board Appointment
Released	07:00 25 Sep 2002
Number	PRNUK-2409

25th September 2002

Appointment of Clive Grundy as an Executive Director to the Board of Compass Group PLC

Compass Group PLC announces today that Clive Grundy, Human Resources Director, will be appointed to the PLC Board as an Executive Director with effect from 1st October 2002.

Clive Grundy joined Compass Group in 1985 initially as human resources director for the UK Division and subsequently held senior positions in operations and other functions. He took on Group-wide responsibility for human resources as a member of the executive management team in 1996.

Francis Mackay, Chairman of Compass Group, commented:

'I am delighted that Clive has been appointed to the Group's Main Board. Compass Group employs over 360,000 people in 96 countries and Clive has played a key role improving training and development, health and safety, community and environmental issues. We have made huge progress in these areas over recent years and this Board appointment demonstrates that they are at the top of our agenda and are vital to the future success of Compass Group.

'The continued motivation and development of our people is the key to our future success and Clive's contribution to the strategic direction of the Group will be very important.'

Ends

Enquiries

Tim Grey / Simon Sporborg   Brunswick   020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 27 Sep 2002
Number	PRNUK-2609

COMPASS GROUP TRADING UPDATE:

CONTINUED STRONG PERFORMANCE EXPECTED

Compass Group PLC will issue its Preliminary Results for the year ended 30 September 2002 on 3 December 2002. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:

'At our Preliminary Results in December 2001, we noted that the global economic environment had become more uncertain with general activity slowing in a number of countries. However, we stated that we remained confident that Compass Group would continue to perform well and to achieve organic turnover growth within our target 6-9% range, although growth would probably be towards the bottom of the range reflecting more difficult trading conditions. We also expected like for like margin growth for 2002.

'I am pleased to confirm that we are on track to achieve our goals as we expect organic turnover growth for the year to be at least 6% together with a like for like margin increase. We also expect to deliver significant improvement in free cash flow, generating some £300m in the current financial year. This strong performance is due to the continued commitment of our employees, the successful implementation of our unique business model, which is focused on delivering foodservice and vending through sector-specific subsidiaries and the use of our portfolio of foodservice brands.

'I am also delighted to announce today our agreement to acquire a majority stake in Onama S.p.A. for £80m which will give us a market leading position in Italy, Continental Europe's third largest foodservice market. This will be the most significant acquisition to be made by the Group in the 2003 financial year.'

Organic Turnover Growth

Compass Group has continued to grow its like for like turnover in the second half of the year and expects full year organic turnover growth to be at least 6%.

Full year like for like turnover growth for the UK division is expected to be 5%, in the Continental Europe and rest of the world division it is expected to be 7% and in the North America division it is also expected to be 7%.

Trading in the second half of the year has been more challenging in a number of countries due to a range of macro-economic factors including recession pressures, lower growth in airports and flat rail passenger numbers in the UK. Helping to offset these pressures has been a continuation of the Group's first half momentum in new business gains and a contract retention rate that remains

above 95%.

Margin Growth

The Group's like for like margin for the full year is expected to have moved forward by between 20 and 30 basis points. Margin growth within the UK business has benefited from continuing merger synergies.

Profit Before Tax

Profit before tax for the full year remains in line with management expectations.

Free Cash Flow

Free cash flow (after net capital expenditure) for the full year is likely to be some £300m.

Like for Like Growth

Net growth in each of the divisions continues to be strong reinforcing the significant growth potential in contract foodservice, particularly in healthcare and education, as the trend to outsourcing and further consolidation of the industry continue. Today Compass Group announces that Orange PCS Limited, one of the UK's leading mobile phone networks, has awarded Eurest a renewed three-year contract with an annual turnover of £4.5m. Eurest will provide catering to over 10,000 Orange employees at 11 sites. In addition Orange has recently awarded its national vending contract to another Compass Group company, Vendepac, and awarded a new 3-year contract to Eurest Denmark for their Danish offices.

New contracts signed recently include:

* North America: The Group's US Healthcare business has gained 95 new contracts in the year. These include a 5-year agreement with The University of Texas Medical Branch Galveston with annual turnover of $3m and a 5-year agreement with The Fountains Retirement Communities, Inc. with over $14m annual turnover.

  Bon Appétit has secured a 5-year, $2.5m management fee contract with Massachusetts Institute of Technology (MIT), one of the country's top universities. New education contract wins for Chartwells include a 10 year, $2m contract at Weber State University in Ogden, Utah, and a 10-year contract at the University of North Florida in Jacksonville, valued at $6m a year.

  Eurest has also signed a 5-year agreement with Herman Miller, Inc. in Michigan with annual revenues of $5m and, in partnership with Canteen Vending, a 10-year extension to its existing partnership with Bradley University in Illinois with annual revenues of $3.5m. Additionally, Canteen has won a three-year contract with AutoNation, the largest auto retailer in the US, to provide vending service at 215 locations throughout the country.

* UK: Medirest has been awarded a five-year contract by Basildon and Thurrock General at its two hospitals in Essex worth £2m in annual turnover.

  Scolarest has been awarded a new three-year contract by Sandwell Borough Council worth £4m in annual turnover to prepare 16,000 meals a day for 120 schools in the borough. The company has also been awarded a new 5-year contract by Brighton & Hove City Council worth £2m in annual turnover.

* Continental Europe & Rest of World: numerous new contracts have been won throughout the division, most notably:

*

  + France: Eurest has won three new contracts with Bouygues Offshore, Le Paris Opera Garnier and La Poste with a combined annual turnover of Euro 3m.

  + Spain: The Group has made significant advances in the Spanish healthcare market winning 29 contracts with residential homes for the elderly during the year.

  + Scandinavia: SSP Sweden has negotiated a two and a half-year extension of its onboard services contract with SJ (Swedish Rail) totalling £ 23.5m a year and won a new seven-year contract with Luleå Airport with an annual turnover of £1.25m.

  + Romania: Eurest has won a major new contract with Renault Dacia in Pitesi with annual revenues of £2m.

  + Brazil: Eurest have won the contract for four Volkswagen sites with annual sales of US$8.4m and Canteen Vending has won the contract to install 230 Ritazza machines in Shell's forecourt convenience stores throughout the country. Eurest have also regained the contract for three Ford factories in Sao Paolo with annual revenues of $2.5m.

2002: Acquisitions & Disposals

Japan

Japan is the world's second largest foodservice market with an estimated £21bn of annual turnover. In January 2002, the Group acquired 80% of Seiyo Food Systems Inc. for £194m plus assumed net debt of £131m in order to strengthen its position in the market. Since completing the transaction, Seiyo has disposed of 120 loss-making CASA high street restaurants for £28m and reduced its shareholding in the fast food operator Yoshinoya D&C from 24.7% to 20.2% generating proceeds of £31m.

In August 2002, the Group's joint venture partner in Japan, Itochu Corporation, expanded its existing relationship with Compass Group in Japan through an investment in the Group's business. Compass Group and Itochu have also agreed to integrate their existing joint venture into the wider Compass Group business in Japan to be operated with Seiyo. As a result Itochu will hold a 20% stake in the Group's business in Japan. These transactions will generate net proceeds of £46m of which £42m has been received in the current financial year.

The Group has made significant progress in creating a clear business structure for the Group in Japan, culminating in the delisting of the Seiyo business which is expected to take place in October 2002. The management are now looking forward to implementing the Group's business model in the Japanese market and to deliver margin growth.

Other

During the year the Group has made a number of other in-fill acquisitions for a total consideration of some £375m, including the acquisition of Restorama, Rail Gourmet and parts of Gourmet Nova from Swissair Group, Louis Catering in Continental Europe and the acquisitions of Bon Appétit, Vendlink and Cara Healthcare in North America.

2003: Acquisitions & Disposals

Italy

Today Compass Group is delighted to announce its agreement to acquire a majority stake in Onama S.p.A, based in Milan, Italy. The consideration for the 60% stake acquired, which will be payable in cash on completion is Euro 127m (£ 80m). The transaction is expected to complete at the end of this calendar year.

Onama provides some 90 million meals annually from 600 catering facilities principally across Italy, employing 10,000 people, and had turnover of Euro 446m (£282m) for the year ended 31st December 2001. Net debt at that date was Euro 42m (£27m).

Compass Group's existing operation in Italy will be merged with Onama to give the Group a market leading position in Continental Europe's third largest foodservice market. As the largest company in the Italian contract catering market, Onama's management expertise and its national network provides a quality platform to ensure the Group will be well-placed to bid for business in all sectors of this growing foodservice market. Clients include Olivetti and Pirelli.

Onama will be the most significant acquisition to be made by the Group in the 2003 financial year and management reiterates its expectation that acquisitions that it will make in the year will not exceed £200m in total.

Travelodge and Little Chef

In June 2002, following a strategic review, the Group announced that it was to pursue the possible disposal of Little Chef and Travelodge through an auction process. This process is going well with considerable levels of interest and we will provide an update to shareholders at the time of our Preliminary Results announcement.

Outlook

The Group remains committed to its strategy of focusing on the foodservice and vending markets, delivering solid organic growth, continued margin improvement, strong free cash flow generation and improving return on capital employed.

The Group is well placed to respond to recessionary pressures through its purchasing power, flexibility in cost structure and proactive approach to protecting its margin. It will also continue to benefit from its market-leading position in the expanding £240bn foodservice market and looks forward with confidence to the future growth of the business. With recently gained contracts which are being mobilised, a strong pipeline of potential new business and the expected continuation of a 95% plus contract retention rate, management believe that the company can continue to deliver a broadly similar level of organic turnover growth and margin improvement in 2003.

Ends

Teleconference

An investors teleconference will start at 9.30am (BST) on Friday 27th September 2002. To participate in the teleconference call dial: +44 (0)20 8240 8242.

A replay of the call will be available for 5 working days (until 4 October) by dialling +44 (0)20 8288 4459, passcode: 895222.

Enquiries:

Compass Group PLC 01932 573000

Michael J Bailey, Chief Executive

Andrew Lynch, Finance Director

Brunswick 020 7404 5959

Timothy Grey / Pamela Small

Notes:

1. Compass Group is the world's largest foodservice company employing over 365,000 people in 96 countries and with annual revenues in excess of £10bn. Compass Group provides foodservice for clients including major employers, educational establishments, hospitals, leisure venues, retail locations and at major airports and stations throughout the USA, Europe, and developing markets in Asia and South America. It operates through sector-specific subsidiaries such as Eurest, the world's largest specialist in providing foodservice to business and industry clients, and Select Service Partner, the European market leader in foodservice at airport restaurants and rail stations. Further information on the Group can be found at www.compass-group.com

2. Japan: Itochu Corp. is a leading trading company in Japan with sales of over ¥13 trillion. Itochu trades worldwide in food products, textiles, machinery, building supplies, manufacturing industries, IT industries.

3. Translation Rates: The Group has decided not to hedge exchange rates for the profit and loss account translation of its overseas results. Accordingly, with effect from the year ending 30th September 2003 the Group will use average exchange rates for the year to translate its foreign currency denominated results.

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	14:49 30 Sep 2002
Number	8430B

RNS Number:8430B
Compass Group PLC
30 September 2002

Compass Group PLC - Executive Share Option Plan (the "Option Plan")

Directors of Compass Group PLC (the "Company") were today granted for nil consideration options under the terms of the Company's Option Plan over ordinary shares of 10 pence each in the share capital of the Company set out below.

Name	Exercise price (pence)	Number of options granted	Normal exercise period (from/to)	of fc
Michael John Bailey	292.5	185,000	September 2005 - September 2012	
Andrew Patrick Lynch	292.5	129,500	September 2005 - September 2012	
Alain Francois Dupuis	292.5	111,000	September 2005 - September 2012	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Dept Trade & Industry
TIDM	
Headline	Merger Update
Released	15:00 30 Sep 2002
Number	8416B

To be announced on Monday 30 September 2002 at 1500 hours

Merger Clearance:

The Secretary of State for Trade and Industry has decided, on the information at present before her, and in accordance with the recommendation of the Director General of Fair Trading, **not to refer** the following merger to the Competition Commission under the provisions of the Fair Trading Act 1973:

Completed acquisition by Friedrich Munch GmbH & Co KG of the Manabo business of Wells Lamont Limited

Completed acquisition by Compass Group PLC, through Moto Hospitality Ltd, of the Bridgewater Motorway Service Area business of First Motorway Service Area business of First Motorway Services Ltd

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	18:20 30 Sep 2002
Number	8744B

RNS Number:8744B
Compass Group PLC
30 September 2002

Compass Group PLC (the Company) announces that on 30 September 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 33,347 ordinary shares in the Company (Shares).

The Shares were subscribed at 292.5p per Share, being the middle market quotation of a Share on 27 September 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Director Declaration
Released	15:44 3 Oct 2002
Number	PRNUK-0310

NEW DIRECTOR DECLARATION

Following the appointment of Clive Grundy to the Board of Compass Group PLC as an executive director on 1 October 2002, Compass Group confirms that there are no details to report under paragraphs 16.4 (a) and 6.F.2 (b) to (g) of the UK Listing Authority Listing Rules in respect of Clive Grundy.

Ends

Enquiries

Tim Grey / Simon Sporborg   Brunswick   020 7404 5959

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 360,000 employees working in more than 90 countries around the world providing foodservice and hospitality. For more information visit www.compass-group.com

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 008697

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**		2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC.**	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**	
5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **ON OR BEFORE 19 NOVEMBER 2002**	11. Date company informed **20 NOVEMBER 2002**
12. Total holding following this notification **89,118,387**	13. Total percentage holding of issued class following this notification **3.99%**	

14. Any additional information **SEE LETTER ATTACHED**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**
16. Name and signature of authorised company official responsible for making this notification Andrew V. Derham **ANDREW V DERHAM** Date of notification **21 NOVEMBER 2002**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

AWD√
Abr

11

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 615 0469
Fax (213) 486 9698

20 November 2002

BY FAX - ORIGINAL IN POST
(44 1932 5699 57)

Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 19 November 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 2,232,125,364 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Greg Dickinson or Inmo Khang at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Greg Dickinson
Compliance Associate

89,118,387/2,234,862,678 x 100/1 = 3.98764% Say 3.99%

198/90/I

To: Compass Group plc
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA

Date: 19 November 2002

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (2,232,125,364 shares outstanding)

Number of shares in which the Companies have an interest:

89,118,387

Name(s) of registered holder(s):

See Schedule B

As of 19 November 2002

Compass Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**89,118,387**	**3.99%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	40,163,952.00	1.80%
• Capital International Limited	33,018,757.00	1.48%
• Capital International S.A.	9,851,634.00	0.44%
• Capital International, Inc.	1,922,084.00	0.09%
• Capital Research and Management Company	4,161,960.00	0.19%

Schedule of holdings in Compass Group plc
As of 19 November 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,522,978
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,180,367
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,781,707
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	533,071
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,988,258
Deutsche Bank Mannheim	6,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,344,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	673,400

Citibank London 11 Old Jewry London EC2R 8D8 UK	635,421
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,574,227
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	14,700
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	109,500
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	21,400
Citibank NA Toronto	23,900
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	10,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	13,400
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	170,100

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	560,123
TOTAL	**40,163,952**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	536,671
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	7,495,491
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	391,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,069,394
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	239,578
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,796,766
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	232,865
Citibank London 11 Old Jewry London EC2R 8D8 UK	251,247

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	700,662
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,617,762
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	37,452
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	122,600
State Street Bank & Trust Co.	603,700
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	74,261
Citibank NA Toronto	107,844
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,449,068
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,865,800

Mellon Bank N.A. London Branch London United Kingdom	361,462
Northern Trust AVFC South Africa	235,200
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	44,436
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	243,000
Bank One London	423,498
Clydesdale Bank plc	118,600
TOTAL	**33,018,757**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	41,300
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	299,963
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,819,602
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	74,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	843,658
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	767,509
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	74,000

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	38,590
Morgan Stanley	44,125
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,154,386
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	45,300
J.P. Morgan	1,138,268
State Street Bank & Trust Co.	25,000
National Westminster Bank	201,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	84,587
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	300,453

RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	42,500
Citibank NA Toronto	33,697
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	362,696
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	434,700
TOTAL	**9,851,634**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	962,550
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	43,200
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	58,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	148,894
Citibank London 11 Old Jewry London EC2R 8D8 UK	5,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	281,301
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	219,916
State Street Bank & Trust Co.	92,700

RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	46,023
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	17,400
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	46,500
TOTAL	**1,922,084**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	717,360
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,444,600
TOTAL	**4,161,960**

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03 JAN 15 AM 8:57

Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Final Results
Released	07:01 3 Dec 2002
Number	PRNUK-0312

PRESS RELEASE

3 December 2002

COMPASS GROUP PLC

Preliminary RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2002

NEW BUSINESS WINS CONTINUE TO DRIVE GROWTH

Compass Group reports that 2002 has been an excellent year for the Group despite difficult economic conditions in many countries in which it operates. The Group has achieved strong turnover and profit growth and a significant increase in free cash flow generation. The Group remains well placed for future growth in a marketplace that continues to see a growth in outsourcing.

Financial Highlights

Turnover of £10.6 billion, up 22%.

Total operating profit* up 19% to £805 million.

Free cash flow improved to £368 million (2001: £33 million).

Final dividend per share up 25% to 7.1 pence per share for the year.

Like for like turnover growth up 7%.

Like for like margin improvement of 20 basis points.

Earnings per share* up 4% to 20.5 pence, 13% on an underlying basis.

* Before goodwill amortisation and exceptional items

Operational Highlights

New business gains of £1.1 billion signed in the year.

Contract retention continuing to be strong at 95%.

Acquisition of Seiyo Foods in Japan and Bon Appétit in North America completed in the year and EU approval gained for acquisition of 60% of Onama since the year-end.

Approval to open pilot sites for convenience stores in Moto.

Agreement with Marks & Spencer for a further forty Simply Food stores at UK rail stations

New Business Gains

Compass Group is pleased to announce today new contract wins including:

North America

Canteen Correctional Services has been awarded a five-year contract worth $60 million in annual revenues by Corrections Corporation of America (CCA) to provide food and vending.

Restaurant Associates has been awarded a four-year contract with annual revenues of $3 million for the Wachovia golf tournament staged in Charlotte, North Carolina.

UK

Eurest is to manage staff restaurant facilities, meeting rooms and hospitality for all the UK offices of KPMG LLP in a new four-year contract. Eurest already manages over half of KPMG LLP's offices and the new remit covers 11,000 staff in locations as diverse as Aberdeen, Plymouth, Leeds and London. Annual revenues for the expanded contract will be £8 million.

Continental Europe and the rest of the world

Eurest has been awarded a three-year contract with annual revenues of Euro18 million to cater for staff at the European Commission in Brussels.

Eurest Netherlands has been awarded a five-year contract with annual revenues of Euro20 million by TPG the holding company for The Royal TPG Post and TNT.

Francis Mackay - Chairman - said:

'This is a challenging global economic environment. We are delighted that Compass Group's unique business model, together with the Group's strong management team, has and will continue to deliver. As global market leader we still only have a small share of the significant global foodservice market and we remain confident of continuing growth. The step change made in the dividend underlines our confidence in future cash flows.'

Michael J Bailey - Chief Executive - said:

'These results represent an excellent performance and we are on track to deliver at least 6% like for like turnover growth in 2003. We are also confident of delivering a broadly similar level of like for like margin improvement in 2003 to that achieved in 2002. I'm very pleased with the free cash flow generation for 2002, which provides a solid base on which we will continue to build. Success in these areas will help drive forward return on capital employed for 2003.'

'The sale process for Travelodge and Little Chef that we announced in June 2002 has generated considerable interest and we are currently in negotiations with one party and hope to conclude a sale in due course.'

Enquiries:

3 December 2002

Francis Mackay Chairman Compass Group PLC 020 7404 5959

Michael J Bailey	Chief Executive	Compass Group PLC	020 7404 5959
Andrew Lynch	Finance Director	Compass Group PLC	020 7404 5959
Timothy Grey/Simon Sporborg		Brunswick Group Ltd	020 7404 5959

Thereafter

Francis Mackay	Compass Group PLC	01932 573 000
Michael J Bailey	Compass Group PLC	01932 573 000
Andrew Lynch	Compass Group PLC	01932 573 000

Website

www.compass-group.com

Trading Report

The Group is pleased to report that it has enjoyed a very successful year in 2002 with like for like turnover growth for the year of 7% and a like for like margin increase of 20 basis points. The Group has also achieved a significant improvement in free cash flow generation.

Financial Performance

The figures below demonstrate the successful financial performance in 2002.

	2002 £m	Reported Growth %	Like for Like Growth %
Turnover			
UK (excluding fuel)	2,703	11	7
Continental Europe and the rest of the world	3,751	24	7
North America	3,706	31	7
	10,160	23	7
UK fuel	457	2	1
Total	10,617	22	7
Operating Profit			
UK	421	12	10

Continental Europe and the rest of the world	191	25	9
North America	181	30	11
Sub-total	793	19	10
Associates	12	71	-
Total	805	19	10

Like for like growth adjusts for acquisitions, disposals and exchange rate movements. Operating profit is before goodwill amortisation and exceptional items.

The significant reported growth rates above are driven by strong like for like growth and by the impact of acquisitions, including Seiyo Foods in Japan and Bon Appétit in North America.

The divisional mix of the business has changed between 2001 and 2002 principally as a result of the acquisition activity in North America (including Morrisons and Crothall in 2001 and Bon Appétit in 2002) and in Continental Europe and rest of the world (including Selecta in 2001 and Seiyo Foods in 2002). As a result of this, the proportion of the Group's turnover generated in the UK has reduced from 33% in 2001 to 30% in 2002.

The Group's three geographic regions have continued to grow turnover both on a reported basis and on a like for like basis. Turnover growth for the UK (excluding fuel) was 11% in total and 7% on a like for like basis. The like for like turnover increase has benefited from the inclusion of three hotels previously accounted for as assets held for resale which are now fully consolidated in the results. Without this, like for like turnover growth in the UK was 5%. This growth rate has been achieved despite weakness in rail and air passenger numbers. Turnover growth in Continental Europe & rest of the world and in North America has been strong, with reported growth of 24% and 31% respectively and like for like growth of 7% in both divisions. The Group's 7% like for like growth in turnover has been achieved as a result of excellent new business delivering 12% to the Group's like for like growth, strong contract retention rates across the Group averaging 95% and a similar year on year performance in the base business.

Operating profit before goodwill amortisation and exceptional items was up 19% at £805 million (2001: £676 million) when compared to last year. On a like for like basis, operating profit was 10% up, and like for like margins in all operating divisions improved.

Basic earnings per share (before exceptional items and goodwill amortisation) increased to 20.5 pence, a 4% increase (2001: 19.8 pence), this represents a 13% underlying increase when adjusting 2001 for tax on imputed interest income.

Business Performance

The strong performance in 2002 has been driven by new business wins in all divisions and across all sectors. Major contract gains are highlighted in the notes section.

UK

The UK has had a good year despite trading being more challenging with weakness in rail and air passenger numbers.

Moto continues to be a core part of the Group's business and provides the example that can be used in the bidding process for concessions on the European motorway network. The Group continues to make good progress in its talks with the Government on MSA deregulation and is delighted that the UK Government has confirmed its intention to allow Moto to pilot branded convenience stores initially at two locations.

North America

Turnover of £3,706 million was 31% up on the preceding year and operating profit (before goodwill amortisation and exceptional items) of £181 million was 30% up (£139 million in 2001). Like for like turnover growth was 7% and the margin increase on a like for like basis was 10 basis points.

Continental Europe and the rest of the world

Turnover of £3,751 million was 24% up from £3,013 million in the preceding year and operating profit excluding associates (before goodwill amortisation and exceptional items) of £191 million was 25% up from £153 million. Like for like turnover was up 7% and the like for like margin increase was 10 basis points.

Disposals

In June 2002, following a strategic review, the Group announced that it was to pursue the disposal of Little Chef and Travelodge as they lie outside the Group's core focus on foodservice and vending. There has been considerable interest in the sale and negotiations are currently taking place with one party with a view to concluding a sale in due course.

Acquisitions

There have been a number of acquisitions during the year.

Japan

Japan is the world's second largest foodservice market with an estimated £21 billion of annual turnover. The Group has strengthened its position in this important market with the acquisition of 84.7% of Seiyo Foods for £206 million plus assumed net debt of £131 million. Since completing the transaction, Seiyo has disposed of 120 loss-making CASA high street restaurants for £28 million and reduced its shareholding in the fast food operator Yoshinoya D&C from 24.7% to 20.2% generating proceeds of £31 million.

In August 2002, the Group's joint venture partner in Japan, Itochu Corporation, expanded its existing relationship with Compass Group in Japan through an investment in the Group's business. Compass Group and Itochu have also agreed to integrate their existing joint venture into the wider Compass Group business in Japan to be operated with Seiyo. As a result Itochu holds a 20% stake in the Group's business in Japan. These transactions have generated net proceeds of £ 46 million of which £42 million has been received in the 2002 financial year, £ 35 million by way of a shareholder loan from Itochu.

The Group has made significant progress in divesting non-core assets and creating a clear business structure in Japan, culminating in the delisting of Seiyo Foods from the Tokyo Stock Exchange in October 2002. The management are now looking forward to implementing the Group's business model in the Japanese market and to deliver turnover and margin growth.

Other

During the year the Group has made a number of other acquisitions for a total consideration of £365 million. These include the acquisition of Restorama, Rail Gourmet and parts of Gourmet Nova from Swissair Group, Louis Catering and Manpower Kantineservice AS in Continental Europe and the acquisitions of Bon Appétit and Vendlink in North America.

In September 2002 the Group announced its intention to acquire a 60% stake in Onama S.p.A., based in Milan, Italy for Euro127 million. This acquisition will give the Group a market leading position in Italy, Europe's third largest contract catering market. The deal has been given EU approval and is expected to complete at the end of December.

Management reiterates its expectations that acquisitions made during the 2003 financial year will not exceed £200 million in total.

Cash Flow

There has been a significant increase in free cash flow with the generation of £368 million in 2002 compared to £33 million in 2001. This results from improved cash from operations up £177 million on the previous year, a decrease in interest payments principally reflecting the receipt of the hotel disposal proceeds in 2001 and a decrease in tax payable. The 2002 free cash flow of £368 million represents a solid base for future growth.

Free cash flow has benefited from an improvement in working capital with an outflow of £28 million compared to £51 million in the previous year. The tax paid in 2002 of £42 million is significantly less than the current tax charge for the year of £116 million. The main reasons for this difference are items allowable for tax, which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. These factors also broadly explain the reduction in tax paid between 2001, £99 million and 2002, £42 million. The Group anticipates that its tax payments will increase to 18% of profit before tax, exceptional items and goodwill amortisation by 2004.

Net capital expenditure absorbed £330 million compared to £325 million in 2001. The Group has reinvested £384 million in capital expenditure during 2002, excluding £14 million purchased under finance lease contracts and has sold £54 million of tangible fixed assets. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Project expenditure totals approximately £255 million of which £93 million was invested in the UK, £89 million in Continental Europe and rest of the world and £73 million in North America. In aggregate, maintenance capital expenditure of approximately £129 million was incurred during the year, including the replacement of catering and vending equipment in airports, stations and client premises and the purchase of office equipment and vehicles.

Acquisition payments were £406 million, comprising £395 million in respect of current year acquisitions (excluding £267 million of loans and finance lease obligations in the companies when acquired) and £11 million of deferred consideration and costs in respect of acquisitions made in prior years. Disposal proceeds and the sale of marketable securities generated £122 million in 2002. Closing net debt as at 30 September 2002 was £2,702 million.

Exceptional items and goodwill amortisation

The exceptional item of £15 million relates to the final cost for the UK

integration of Granada Restaurants of £5 million and the final £10 million cost of the commitment plan entered into at the time of the Granada Restaurants acquisition to retain senior employees. The plan is payable in 9,610,685 Compass Group PLC shares of which 8,580,997 had been issued by 30 September 2002. The goodwill amortisation charge for the year was £257 million (2001: £ 205 million).

Pensions

Actuaries to the Group's defined benefit pension arrangements, which are principally in the UK, continue to advise the Pension Trustees on the funding rates required by the Group. In total, the Group has charged £50 million to its profit and loss account, before tax, in respect of all pension arrangements and paid £51 million in cash during the year to the various pension providers in order to enable the pension funds to fulfil their obligations.

Full disclosure in accordance with FRS17 (Retirement Benefits) will be provided in the Group's 2002 Annual Report. This will show that, at 30 September 2002, there was an unprovided pension deficit, net of deferred tax, of £50 million. Had the Group adopted FRS17, the charge to the profit and loss account would have been £34 million, net of a one-off curtailment credit of £9 million.

Taxation

The overall Group taxation charge is £138 million comprising a £175 million charge relating to ordinary activities and a £37 million credit relating to exceptional items. The overall taxation rate on ordinary activities is 26.7% of profit before exceptional items and goodwill amortisation. The Group adopted FRS 19 (Deferred Tax) for its 2002 results and has restated the comparatives in accordance with this accounting standard. A tax reconciliation of the rate for the year is included in note 4 to the attached preliminary results. This reconciliation summarises why the Group's current tax rate of 18%, excluding deferred tax, is below the UK corporate tax rate of 30%. The main reasons being the utilisation of tax losses brought forward and the tax deductibility of part of the amortisation of goodwill.

Dividend

The recommended final dividend is 5.0 pence per share resulting in a total dividend for the year of 7.1 pence per share, an increase of 25%. This step change reflects the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2002 was 2.9 times profit for the financial year before goodwill amortisation and exceptional items. Looking forward we anticipate that the dividend will grow broadly in line with underlying earnings.

Outlook

Notwithstanding a challenging global economic environment Compass Group's unique business model continues to deliver solid like for like turnover growth, continued margin improvement and strong free cash flow generation. With recently gained contracts which are being mobilised, a strong pipeline of potential new business and an expected contract retention rate of 95% plus, the Group is on track and well placed to deliver at least 6% like for like turnover growth this year. The Group is also confident of delivering a broadly similar level of like for like margin improvement in 2003 to that achieved in 2002. The free cash flow generation for 2002 provides a solid base on which to continue to build. Success in these areas will help drive forward return on capital employed for 2003.

MJ Bailey FH Mackay

Chief Executive Chairman

NOTES

(a) CONTRACT GAINS

UK

Significant contract gains during the year included:

Business & Industry: Eurest & Restaurant Associates

Land Securities Trillium: a ten-year contract worth £15 million a year to provide catering services to the BBC in London and Scotland.

HM Customs and Excise and the Inland Revenue: a five-year contract to provide catering services at 20 sites worth £3 million in annual revenues.

Other significant B&I contract wins included Glaxo SmithKline; Britannia Airlines; Hammond Suddards Edge; Clerical Medical; Pearson Education; SAP; the National Marine Aquarium; Eurotunnel; Centrica; Orange; Seeboard; Online Finance and Norwich Union Healthcare.

Leisure & Hospitality: Letheby & Christopher and Levy Restaurants

Arena Leisure: a five-year deal to provide specialist catering services at six of the UK's most popular racecourses with an annual turnover of over £5 million.

Silverstone: a three-year contract with annual revenues of £5 million a year with Octagon Motorsports to operate conferencing, banqueting and hospitality catering services.

Manchester United PLC: an agreement has been signed with Levy Restaurants in relation to catering and hospitality at the world famous Old Trafford ground.

Esporta Health and Fitness Clubs: a four-year contract worth £10 million in annual revenues at 40 health clubs throughout the UK.

Education: Scolarest

Sandwell Borough Council: a three-year contract to prepare 16,000 meals a day for 120 schools worth £4 million a year.

Bedfordshire County Council: a seven-year contract, worth over £5 million a year to provide catering at 174 schools.

Essex County Council: a two-year contract, worth £11 million a year to provide catering at 380 schools.

City University: a ten-year contract with annual turnover of £2 million.

University of North London: a ten-year contract with annual turnover of £1 million.

Remote Site: Eurest Support Services

North Sea: four contracts worth a total of £3 million per annum to provide offshore catering and hospitality services for Kerr-McGee, Prosafe, Enterprise Oil and Rasmussen.

BG Group: the first `life-of-field' contract for the Armada platform, which

supplies 4% of the UK's gas needs.

Concessions: SSP

M&S Simply Food: during the year three outlets have been opened at Liverpool Street, Victoria and Marylebone stations. The Group is delighted with the performance of these units and in October SSP and M&S announced plans to open a further 40 stores at UK stations.

Glasgow Prestwick International Airport: a new ten-year contract with an annual turnover of over £3 million.

Leeds Bradford International Airport: a new ten-year contract with an annual turnover of £4 million.

North America

Business & Industry

Boeing: Canteen, Thompson Hospitality and Eurest were awarded a new 10-year contract plus an extension of its existing contract with total annual revenues of $40 million.

Lehman Brothers: Restaurant Associates has signed a five-year contract worth $5 million a year.

Herman Miller Inc.: a five year agreement with annual revenues of $5 million.

AutoNation: Canteen has won a three-year contract with the largest auto retailer in the USA to provide vending services at 215 locations and in Canada Eurest has signed contracts with TD Bank Financial Group, Celestica and Oracle.

Healthcare: Morrison

The Fountains Retirement Communities Inc.: an initial five-year agreement to provide dining services management for 17 communities across the USA with over $14 million annual turnover.

The University of Texas Medical Branch Galveston: a five-year agreement with annual turnover of $3 million.

Education: Chartwells

Massachusetts Institute of Technology (MIT): Bon Appétit, acquired by the Group in April 2002, has secured a five-year, $2.5 million management fee contract with MIT one of the country's top universities worth over $2 million annually.

Weber State University, Utah: a ten-year $2 million contract.

University of North Florida, Jacksonville: a ten-year contract valued at $6 million a year.

Louisiana State University; State University of New of New York - Purchase; Winston-Salem/Forsyth County Schools, North Carolina; Oakland University, Michigan; Indiana University - Purdue University Indianapolis and Haverhill Public Schools were contracts gained in the year representing $40 million in annual revenues.

Sports & Events

2002 Winter Olympic Games, and the Paralympic Winter Games, in Salt Lake City, Utah: Compass Group was the official catering services supplier for the Games,

serving 3,500 residents of the Olymp

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:13 4 Dec 2002
Number	6801E

RNS Number:6801E
Compass Group PLC
4 December 2002

Compass Group PLC (the Company) announces that on 4 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 119,478 ordinary shares in the Company (Shares).

The Shares were subscribed at 313.75p per Share, being the middle market quotation of a Share on 3 December 2002. Following this acquisition, the Trustee distributed 118,661 shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan) and 817 shares to satisfy entitlements under an offer made by the Company to employees at the time of the Granada Compass Merger, whereby employees who exercised non-maturing sharesave options at that time would receive an additional allocation of shares after 27 January 2002.

Following the distribution of these shares, no shares are held by the Trustee.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:18 5 Dec 2002
Number	7403E

RNS Number:7403E
Compass Group PLC
5 December 2002

Compass Group PLC (the Company) announces that on 5 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 48,707 ordinary shares in the Company (Shares).

The Shares were subscribed at 326.25p per Share, being the middle market quotation of a Share on 4 December 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	18:01 9 Dec 2002
Number	8684E

RNS Number:8684E
Compass Group PLC
9 December 2002

Compass Group PLC (the Company) announces that on 9 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 40,211 ordinary shares in the Company (Shares).

The Shares were subscribed at 339.5p per Share, being the middle market quotation of a Share on 6 December 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:43 16 Dec 2002
Number	1927F

RNS Number:1927F
Compass Group PLC
16 December 2002

Compass Group PLC (the Company) announces that on 16 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 80,862 ordinary shares in the Company (Shares).

The Shares were subscribed at 313p per Share, being the middle market quotation of a Share on 13 December 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Sale of Travelodge and Little Chef to Permira Funds
Released	07:01 18 Dec 2002
Number	AFXUK-2

18 December 2002

COMPASS GROUP PLC: SALE OF TRAVELODGE & LITTLE CHEF TO PERMIRA FUNDS

Compass Group today announces that it has conditionally agreed to sell Travelodge and I
company formed on behalf of funds advised by Permira, a leading international private e
consideration of £712 million on a debt and cash free basis. Completion of the sale is
regulatory clearance from the European Commission and is expected to take place by the

Background and reasons for the disposal

Travelodge is the UK's second-largest budget hotel company with over 12,000 rooms locat
locations in the UK. Little Chef is the UK's leading roadside restaurant business with
roads, in addition to outlets on Compass Group's Moto sites. Following a strategic revi
determined that the Travelodge and Little Chef businesses lie outside Compass Group's c
foodservice, vending and selected foodservice concessions. An intention to dispose of t
auction process was therefore announced on 28 June 2002.

Terms of the disposal

The consideration comprises cash, £10 million of which is to be deferred for a maximum
of certain consents. The transaction is being effected primarily via a share sale, with
working capital adjustment.

Arms-length franchise arrangements will be entered into permitting Compass Group's cont
Moto motorway service areas, as well as the purchaser's use of Harry Ramsden's in Littl
Compass Group will provide certain services to the purchaser on an ongoing basis and a
agreed covering collaboration on existing sites and on potential future opportunities.

Plans for the businesses

Travelodge and Little Chef represent two of the leading brands in the UK hospitality ir
develop both businesses extensively over the next few years, and has prepared a signifi
programme in anticipation of this rapid expansion. In particular, new hotel openings wi
and the brand development programme already started by Compass Group in Little Chef wil

Financial effects for Compass of the disposal and use of the proceeds

For the year ended 30 September 2002, Travelodge and Little Chef had turnover of £368 n
million to Compass Group's operating profit before goodwill amortisation and after depr
Capital expenditure for the year ended 30 September 2002 was £51 million and the busine
million as at 30 September 2002.

Proceeds will be used to reduce borrowings and fund an on market share buy back progran
not anticipated that the share buy back programme will commence before completion.

Michael J. Bailey, Chief Executive, Compass Group, commented:

'We are pleased to have successfully agreed this disposal. Travelodge and Little Chef a they do not fit with our strategic focus on contract foodservice, vending and selected the new owners and all the staff well for the future.

'We are also pleased to announce a share buy back programme, which underlines our focus value.

'We will continue to concentrate on our strategy of focusing on the foodservice and ver organic growth, continued margin improvement, strong free cash flow generation and impr employed.'

Carl Parker, Permira Partner commented:

'We are delighted to acquire two brand leading businesses in one transaction. Travelodg brand in the budget hotel sector, which is the fastest growing sector in the industry, part in that continued growth. Little Chef has a unique position in the roadside cateri customer base, which provides a solid platform for future development. '

Ends

Enquiries

Compass		
Andrew Lynch	Compass Group	01932 573 000
Tim Grey / Simon Sporborg	Brunswick	020 7404 5959
Permira		
Amanda Shaw	Permira	020 7632 1007
Edward Orlebar / Melanie Gerlis	Finsbury	020 7251 3801

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual foodservice rev Compass Group has over 360,000 employees working in more than 90 countries around the w hospitality. For more information visit www.compass-group.com

2. Permira is one of the largest private equity specialists in Europe. As an independen controlled by its partners. The firm's team of over 100, based in Frankfurt, London, Mi the Permira Funds with a total committed capital of ?Euro 6 billion. Since 1985, the Pe 250 private equity transactions. During the last three years, the Permira Funds have in combined transaction value of over ? Euro 10 billion. There are 67,000 people employed Permira Funds.

3. Travelodge is the second largest operator in the UK budget hotel sector, providing c located on Britain's trunk road and motorway network and major city centres.

4. Little Chef is the largest roadside restaurant chain in Britain with 368 outlets on the motorway network, including 5 sites in Ireland. Every year, more than 30 million pe restaurants. Over the past twelve months, Compass Group has successfully piloted a bran Little Chef, extending its offering through the introduction of brands including Harry

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Company	Schroder Ventures Intl Inv Tst PLC
TIDM	SVI
Headline	Statement re investment
Released	08:17 18 Dec 2002
Number	2750F



For immediate release 18 December 2002

SVIIT

INVESTMENT IN TRAVELODGE AND LITTLE CHEF

Funds advised by Permira have entered into an agreement to acquire Travelodge and Little Chef, the roadside hotel and restaurant chains from Compass Group PLC. SVIIT's share of the investment will be approximately £55 million.

Travelodge is the UK's second-largest budget hotel company with over 12,000 rooms located in key roadside and urban locations in the UK. Little Chef is the UK's leading roadside restaurant business with 368 outlets on major trunk roads, in addition to outlets on Compass Group's Moto sites. Both represent two of the leading brands in the UK hospitality industry. Permira intends to develop both businesses extensively over the next few years.

Completion of the sale is conditional only upon regulatory clearance from the European Commission and is expected to take place by the end of January 2003.

For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

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Company	Compass Group PLC
TIDM	CPG
Headline	Re Share Subscription
Released	17:49 20 Dec 2002
Number	4644F

RNS Number:4644F
Compass Group PLC
20 December 2002

Compass Group PLC (the Company) announces that on 20 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 39,833 ordinary shares in the Company (Shares).

The Shares were subscribed at 309p per Share, being the middle market quotation of a Share on 19 December 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

82-5161

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 816484

All relevant boxes should be completed in block capital letters.

1. Name of Company **COMPASS GROUP PLC**	2. Name of shareholder having a major interest **FMR CORP & ITS DIRECT & INDIRECT SUBSIDIARIES & FIDELITY INTERNATIONAL LIMITED & ITS DIRECT & INDIRECT SUBSIDIARIES**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE LETTER ATTACHED**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE LETTER ATTACHED**

5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amount of stock disposed **N/A**	8. Percentage of issued class **N/A**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **ON OR BEFORE 11 DECEMBER 2002**	11. Date company informed **23 DECEMBER 2002**

12. Total holding following this notification **67,658,276**	13. Total percentage holding of issued class following this notification **3.03%**

14. Any additional information **SEE LETTER ATTACHED**	15. Name of contact and telephone number for queries **ANDREW V DERHAM** **TEL: 01932 573159**
16. Name and signature of authorised company official responsible for making this notification Andrew V. Derham. **ANDREW V DERHAM** Date of notification **23 DECEMBER 2002**	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

aderham\sched10

12

Fidelity Investments®

December 11, 2002

Compass Group Plc
Cowley House
Guildford Street
Chertsey
Surrey
KT16 9BA
United Kingdom

FAX: 011-44-1932-569-956

ATTN: Company Secretary

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Specialist

Fidelity Investments

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Compass Group Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

Fidelity Investments

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Security: Compass Group plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	12,080	FMRCO	State Street Nominees Limited
	1,174,870	FMTC	State Street Nominees Ltd.
	1,050,796	FMTC	Lloyds Bank Nominees Limited
	292,753	FMTC	Bankers Trust
	342,874	FMTC	Chase Nominees Ltd.
	1,001,187	FMTC	Northern Trust
	1,968,009	FMTC	State Street Bank & Trust
	1,106,444	FMTC	Mellon Trust
	380,274	FMTC	JP Morgan
	101,717	FMTC	Royal Trust
	96,300	FMTC	Bank of New York- Europe
	74,020	FMTC	HSBC
	1,000	FMTC	Brown Brothers Harriman
	115,500	FMTC	National Cities
	8,540,837	FISL	Chase Manhattan Bank London
	1,854,386	FISL	Chase Nominees Ltd
	1,830,167	FPM	Bank of New York London
	131,100	FPM	Mellon Nominees Ltd
	14,600	FPM	Credit Suisse FST BOS Zurich
	390,775	FPM	HSBC
	2,558,740	FPM	Chase Nominees Ltd
	487,991	FPM	Citibank
	1,672,737	FPM	Northern Trust
	154,994	FPM	Deutsche Bank
	5,061,902	FIL	Chase Nominees Ltd
	7,186,823	FIL	Bank of New York- London
	12,387,094	FIL	HSBC Client Holdings Nominee (UK) Limited
	1,890,968	FIL	Chase Manhattan Bank London
	1,077,953	FIL	Deutche Bank
	5,258,362	FIL	Northern Trust
	2,221,157	FIL	State Street Bank & Trust
	1,654,900	FIL	JP Morgan
	236,815	FIL	Citibank
	18,132	FIL	Daiwa Trust Bank
	92,600	FIL	Mellon Nominees Ltd
	460,700	FIL	State Street Nominees Ltd
	1,153,066	FIL	Bank of New York Brussels
	46,490	FIL	Master Trust Bank of Japan
	21,900	FIL	Japan Trustee Svcs Bk Lt
	106,102	FIL	National Australia Bank
	10,500	FIL	PICG
	39,400	FIL	Chase Manhattan Bank AG Frankfurt
	2,135,790	FIL	Nortrust Nominees Ltd
	609,283	FIL	Morgan Stanley
	215,683	FIL	Bank of Bermuda
	377,088	FIL	Bankers Trust
	18,797	FIL	Mitsubishi Trust
	22,620	FIL	Chuo Trust Bank
Total Ordinary Shares	67,658,276		

Current ownership percentage: 3.06%

Shares in issue: 2,214,574,000

67,658,276 / 2,235,205,185

≃ 3.03%

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Company	Compass Group PLC
TIDM	CPG
Headline	Subscription of Shares
Released	07:00 24 Dec 2002
Number	5480F

RNS Number:5480F
Compass Group PLC
23 December 2002

Compass Group PLC (the Company) announces that on 23 December 2002, Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust), subscribed for 13,436 ordinary shares in the Company (Shares).

The Shares were subscribed at 327p per Share, being the middle market quotation of a Share on 20 December 2002. Following this acquisition, the Trustee distributed all the shares to satisfy participants' entitlements under the Compass Group Commitment Share Plan (the Commitment Plan).

Following the distribution of these shares, no shares are held by the Trustee.

END

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03 JAN 16 AM 7:21

Company	COMPASS GROUP PLC
TIDM	CPG
Headline	Acquisition
Released	14:29 30 Dec 2002
Number	AFXUK-2

30 December 2002

Compass Group PLC
Completion of Onama Acquisition

Compass Group is pleased to confirm that the acquisition of a 60% stake in Onama S.p.A, announced in September 2002, completed today.

Ends

Enquiries

Tim Grey / Simon Sporborg Brunswick 020 7404 5959

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual foodservice rev of £10bn. Compass Group has over 390,000 employees working in more than 90 countries ar foodservice and hospitality. For more information visit www.compass-group.com

2. Onama provides some 90 million meals annually from 600 catering facilities principal Italy, employing 10,000 people, and had turnover of Euro 446m (£282m) for the year ende at that date was Euro 42m (£27m).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

(i) Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2002).

(ii) Companies Form No. 288a Appointment of Clive Grundy as a director of Compass Group PLC (October 1, 2002).

SECRETARIAT

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363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return

The information in this return is made up to

Day Month Year
29/09/2002

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
29/09/2003

Registered Office

Show here the address **at the date of this return.**

COWLEY HOUSE
GUILDFORD STREET

*Any change of registered office **must** be notified on form 287.*

Post town: CHERTSEY

County / Region: SURREY

UK Postcode: KT16 9BA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

CAPITA IRG PLC

BOURNE HOUSE, 34 BECKENHAM ROAD

Post town: BECKENHAM

County / Region: KENT   UK Postcode: B R 3   4 T U

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Forename(s): RONALD MARTIN

Surname(s): MORLEY

Address

8 PINEWOOD CLOSE

Post town: IVER HEATH

County / Region: BUCKINGHAMSHIRE   UK Postcode: S L 0   0 9 T

Country: ENGLAND

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 14 / 10 / 1948

Forename(s): MICHAEL JOHN

Surname: BAILEY

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: COWLEY HOUSE, GUILDFORD STREET

Post town: CHERTSEY

County / Region: SURREY

UK Postcode: KT16 9BA

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 17 / 12 / 1940

Forename(s): PETER HUGH

Surname: BLACKBURN

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: WATERSMEET, 12 PROMENADE SQUARE

Post town: HARROGATE

County / Region: NORTH YORKSHIRE

UK Postcode: HG1 2PH

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 02 / 02 / 1933

Forename(s): DENIS PATRICK

Surname: CASSIDY

Address: 19 ASHBURNHAM CLOSE

Post town: LONDON

County / Region:

UK Postcode: N2 0NH

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 19 / 07 / 1943

Forename(s): PETER EDWARD BLACKBURN

Surname: CAWDRON

Address: THE OLD BAKERY, RECTORY ROAD

Post town: GREAT HASELEY

County / Region: OXFORDSHIRE

UK Postcode: OX44 7JG

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 09 / 08 / 1944

Forename(s): ALAIN FRANCOIS

Surname: DUPUIS

Address: 13-3 PLACE ALBERT LEEMANS

Post town: BRUSSELS

County / Region:

UK Postcode:

Country: BELGIUM

Nationality: BELGIAN

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MRS

Date of birth (Day / Month / Year): 14 / 05 / 1950

Forename(s): VALERIE FRANCES

Surname: GOODING

Address: 22 SPENCER ROAD

Post town: EAST MOLESEY

County / Region: SURREY

UK Postcode: KT8 0SP

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day Month Year): 1 0 / 1 0 / 1 9 4 4

Forename(s): SVEN ALEXANDER

Surname: KADO

Address: PIENZENAUERSTR 31A

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: 81679 MUNICH

County / Region:

UK Postcode:

Country: GERMANY

Nationality: GERMANY

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day Month Year): 2 7 / 1 2 / 1 9 5 6

Forename(s): ANDREW PATRICK

Surname: LYNCH

Address: THE STABLES, SANDY LANE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BETCHWORTH

County / Region: SURREY

UK Postcode: R H 3 7 A A

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 24 / 10 / 1944

Forename(s): FRANCIS HENRY

Surname: MACKAY

Address: RUSTHALL HOUSE, LANGTON ROAD

LANGTON GREEN

Post town: TUNBRIDGE WELLS

County / Region: KENT

UK Postcode: TN3 0BB

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day / Month / Year): __ / __ / ____

Forename(s):

Surname:

Address:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
ORDINARY	2,233,570,130	£ 223,357,013.00
Totals	2,233,570,130	£ 223,357,013.00

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 9/10/2002

† a ~~director~~/secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

RONALD MORLEY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET, CHERTSEY, SURREY,
KT16 9BA

Tel 01932 573000

DX number ____ DX exchange ____

82-5161

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4083914

Company Name in full Compass Group PLC

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	1 0	2 0 0 2	†Date of Birth	2 2	0 4	1 9 5 1

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title	MR	*Honours etc	
Forename(s)	CLIVE WILLIAM PATRICK		
Surname	GRUNDY		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	ASHLEY HOUSE, FAIROAK LANE		
Post town	OXSHOTT	Postcode	KT22 0TP
County / Region	SURREY	Country	ENGLAND
†Nationality	BRITISH	†Business occupation	COMPANY DIRECTOR
†Other directorships (additional space overleaf)			

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature CGmdy **Date** 1/10/2002

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/10/2002

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

RONALD MARTIN MORLEY, COMPASS GROUP PLC, COWLEY HOUSE, GUILDFORD STREET, CHERTSEY,
SURREY, KT16 9BA

Tel 01932 573000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4083914

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.